Filed pursuant to Rule 424(b)(3)
File No. 333-70537



Exchange Offer for
$250,000,000 7-1/8% Senior Notes due 2003
of
U.S. INDUSTRIES, INC.
USI GLOBAL CORP.
USI AMERICAN HOLDINGS, INC.
Issuers

USI ATLANTIC CORP.
Guarantor

                           TERMS OF THE EXCHANGE OFFER

o We are offering to exchange registered 7-1/8% Senior Notes due 2003 for all old unregistered 7-1/8% Senior Notes due 2003.

o The terms of the registered notes will be identical to the terms of the old notes, except for the elimination of transfer restrictions, registration rights and liquidated damages provisions.

o Our offer to exchange expires at 12:00 midnight, New York City time, on July 9, 1999, unless extended.

o Our offer to exchange is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

o All old notes that are validly tendered and not validly withdrawn will be exchanged.

o Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

o As of March 31, 1999, we had approximately $1.2 billion of senior debt outstanding, including the old notes and other debt which ranks equal in right of payment with the old notes and the registered notes.


         PLEASE REFER TO "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS DOCUMENT FOR CERTAIN IMPORTANT INFORMATION.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         THE INFORMATION IN THIS PROSPECTUS MAY NOT BE COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  The date of this prospectus is June 10, 1999.

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
PROSPECTUS SUMMARY...............................................................................................3

WHO WE ARE.......................................................................................................7

RISK FACTORS.....................................................................................................8

WHERE YOU CAN FIND MORE INFORMATION.............................................................................10

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.................................................................10

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS.................................................................11

USE OF PROCEEDS.................................................................................................11

SELECTED FINANCIAL DATA.........................................................................................13

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STETEMENTS...........................................................14

CAPITALIZATION..................................................................................................23

RATIO OF EARNINGS TO FIXED CHARGES..............................................................................23

THE EXCHANGE OFFER..............................................................................................24

PROCEDURES FOR TENDERING OLD NOTES..............................................................................28

DESCRIPTION OF THE REGISTERED NOTES.............................................................................34

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS......................................................................56

NOTICE TO CANADIAN RESIDENTS....................................................................................58

LEGAL MATTERS...................................................................................................60

EXPERTS.........................................................................................................60

                               PROSPECTUS SUMMARY

         This brief summary highlights selected information from the prospectus. It does not contain all of the information that is important to you. We urge you to carefully read and review the entire prospectus and the other documents to which the prospectus refers to fully understand the terms of the registered notes and the exchange offer.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER


 Registration Rights..................  On October 27, 1998, we completed the private placement offering of $250
                                        million of our 7-1/8% Senior Notes due
                                        2003. We entered into a registration
                                        rights agreement in connection with the
                                        private offering in which we agreed to
                                        deliver this prospectus to you and to
                                        complete the exchange offer prior to May
                                        25, 1999. You are entitled to exchange
                                        your old notes in the exchange offer for registered notes with substantially identical terms.

 The Exchange Offer...................  We are offering to exchange up to $250 million of the registered notes for up
                                        to $250 million of the old notes. Old
                                        notes may be exchanged only in $1,000
                                        increments. IF YOU DO NOT PARTICIPATE IN
                                        THE EXCHANGE OFFER, UPON COMPLETION OF
                                        THE EXCHANGE OFFER, THERE MAY BE NO
                                        MARKET FOR THE OLD NOTES AND YOU MAY
                                        HAVE DIFFICULTY SELLING THEM.


 Resales of the Registered Notes......  We believe that registered notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you, without compliance with the registration and prospectus delivery requirement of the Securities Act if:

                                        (1) the registered notes are acquired in the ordinary course of your business;

                                        (2) you are not engaging in and do not
                                        intend to engage in a distribution of
                                        the registered notes;

                                        (3) you do not have an arrangement or
                                        understanding with any person to
                                        participate in the distribution of the
                                        registered notes; and

                                        (4) you are not related to us in a
                                        capacity such as a director, officer or
                                        significant stockholder.

                                        If you do not meet all of the above
                                        conditions and you transfer any
                                        registered note issued to you in the
                                        exchange offer without delivering a
                                        prospectus meeting the requirements of
                                        the Securities Act or without an
                                        exemption from registration of your
                                        notes from those requirements, you may
                                        incur liability under the Securities
                                        Act. We do not assume, or indemnify you
                                        against, this liability. We will ask you to represent to us by signing the letter of transmittal that you meet all of the conditions described in the first sentence of this section when you elect to participate in the exchange offer. Each broker-dealer that receives registered notes for its own account in exchange for old notes which were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the registered notes. A broker-dealer may use this prospectus for an offer to resell or otherwise transfer the registered notes.

 Expiration Date......................  Unless we extend the exchange offer, it will expire at 12:00 midnight, New York
                                        City time, on July 9, 1999. We will not
                                        extend this time period to a date later
                                        than July 9, 1999.

 Withdrawal...........................  You may withdraw the tender of your old notes at any time prior to 12:00
                                        midnight, New York City time, on July 9,
                                        1999, or the later date and time to
                                        which we extend the exchange offer. We
                                        will return to you any old notes not
                                        accepted for exchange for any reason
                                        without expense to you as soon as
                                        practicable after the expiration or
                                        termination of the exchange offer.


 Interest On The Registered Notes
  And The Old Notes...................  The registered notes and the old notes
                                        (collectively, the "notes") will pay
                                        interest at the rate of 7-1/8% per year, payable semi-annually on each April 15 and October 15, commencing April 15, 1999. Interest on the registered notes will accrue from the date of the original issuance of the old notes or from the date of the last periodic payment of interest on the old notes, whichever is later. No additional interest will be paid on old notes tendered and accepted for exchange.

 Conditions To The Exchange Offer.....  The exchange offer is subject to the following conditions, each of which may
                                        be waived by us:

                                        (1) any injunction, order or decree
                                        shall have been issued by any court or
                                        any governmental agency that would
                                        prohibit, prevent or otherwise
                                        materially impair our ability to proceed with the exchange offer; or

                                        (2) the exchange offer shall violate any applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission.

                                        If we waive a condition, we may be
                                        required, in certain instances, to
                                        extend the expiration date of the
                                        exchange offer.

 Procedures For Tendering Old Notes...  If you wish to tender your old notes in the exchange offer you must transmit to
                                        The First National Bank of Chicago, as
                                        the exchange agent, by 12:00 midnight,
                                        New York City time, on the expiration
                                        date:

                                        o a properly completed and signed letter of transmittal, including all other required documents, and one or more outstanding certificates representing old notes, or


                                        o the documents necessary for compliance with the guaranteed delivery procedures described on page 20 of this prospectus.


                                        If you hold your old notes through The
                                        Depository Trust Company and you wish to participate in the exchange offer, you may do so through The Depository Trust Company's Automated Tender Offer Program. By participating in the exchange offer, you will agree to be bound by the letter of transmittal as though you had signed the letter of transmittal.

 Exchange Agent.......................  The First Chicago Trust Company of New
                                        York is serving as exchange agent for
                                        the exchange offer.


 Federal Income Tax Considerations....  The exchange of old notes for registered notes in the exchange offer will not
                                        be a taxable event for federal income
                                        tax purposes. See "Material Federal
                                        Income Tax Considerations."

                  SUMMARY OF THE TERMS OF THE REGISTERED NOTES



Issuers...............................  U.S. Industries, Inc.
                                        USI Global Corp.
                                        USI American Holdings, Inc.


Guarantor.............................  USI Atlantic Corp.

Securities Offered....................  $250 million aggregate principal amount of 7-1/8% Senior Notes due 2003 which
                                        have been registered under the
                                        Securities Act.

Maturity Date.........................  October 15, 2003.

Interest..............................  The registered notes will bear interest at a rate of 7-1/8% per year, payable
                                        semi-annually on each April 15 and
                                        October 15, commencing April 15, 1999.

Optional Redemption...................  The registered notes are redeemable, in whole or in part, at our option on 30
                                        days' prior notice at the redemption
                                        prices stated in "Description of the
                                        Registered Notes--Optional Redemption"
                                        plus accrued and unpaid interest to the
                                        date of redemption.

Guarantees............................  The registered notes are fully and unconditionally guaranteed on a senior
                                        unsecured basis by the guarantor. See
                                        "Description of the Registered
                                        Notes--Guarantee."

Ranking...............................  The registered notes and the guarantee are general unsecured obligations of the issuers and the guarantor, respectively. The notes and the guarantee will rank equal in right of payment with all other existing and future unsecured indebtedness of the issuers and the guarantor, respectively, unless the holders of that indebtedness agree to give priority to the notes.

Events of Default.....................  The indenture describes those circumstances which are considered
                                        events of default with respect to any
                                        series of notes offered under the terms
                                        of the indenture. See "Description of
                                        the Registered Notes--Events of
                                        Default."

Restrictive Covenants.................  The indenture contains certain limitations on our ability and the
                                        ability of our subsidiaries to, among
                                        other things, incur additional
                                        indebtedness, create liens, enter into
                                        certain sale and leaseback transactions
                                        and merge with or sell all or
                                        substantially all of our assets to
                                        another person. See "Description of the
                                        Registered Notes--Certain Covenants" and
                                        "Description of the Registered Notes--
                                        Merger, Conveyance, Transfer or Lease."

Use of Proceeds.......................  We will not receive any cash proceeds from the exchange offer.


                                   WHO WE ARE

         We manufacture and distribute a broad range of consumer and industrial products through four operating divisions summarized below. Our businesses have operations and markets both inside and outside the United States. Please refer to our Form 10-K and other filings for further information.

o USI BATH AND PLUMBING PRODUCTS manufactures and distributes a full line of bath and plumbing products under the brand names Jacuzzi, Eljer and Zurn.

o LIGHTING CORPORATION OF AMERICA manufactures and distributes indoor and outdoor lighting fixtures. Its brand names include Architectural Area Lighting, Columbia, Kim, Progress, Siemens (under license from Siemens
       AG) and SiTeco.

o USI HARDWARE AND TOOLS manufactures and distributes lawn and garden tools, hand tools, ladders, windows and metal television picture tube components. Its brand names include Ames, Garant, Spear and Jackson and Woodings-Verona tools; Keller ladders; and BiltBest windows.


o USI DIVERSIFIED manufactures a wide range of consumer and industrial products. These include Rainbow vacuum cleaners; Georgia Boot and Durango footwear; leather, metal and plastic automotive components; overhauled aircraft engine bearings; and leadframes for the electronics industry.

         RECENT DEVELOPMENT

         On May 18, 1999, our Board of Directors announced that it had approved a spinoff of our diversified businesses to our shareholders. These businesses include Rexair, Inc. ("Rainbow" brand vacuum cleaners); Garden State Tanning, Inc. and Leon Plastics, Inc. (automotive interiors); EJ Footwear Corp. (including Georgia Boot Inc., Trimfoot Co. (infant footwear) and Lehigh Safety Shoe Company (industrial protective footwear)); Huron Inc. and Bearing Inspection, Inc. (precision engineering products); Bilt Best Products, Inc.; Native Textiles Inc. and Jade Technologies Singapore Ltd. These entities had combined revenues and operating income of $889 million and $32 million (including nonrecurring, unusual and other related charges of $75 million). Excluding USI Diversified and corporate expenses of $32 million, we had revenues of $2.2 billion and operating income of $142 million (including nonrecurring and unusual charges of $75 million).

         Completion of the spin-off is conditioned upon our receipt of approximately $600 million of proceeds from new third party financings by the new USI Diversified company, principally through its repayment of existing intercompany debt owed to us. We will use these proceeds to reduce our outstanding debt, make acquisitions for our core businesses and continue our share repurchase program. Completion of the spinoff is subject to the receipt of a ruling from the Internal Revenue Service that the distribution will be tax free to our shareholders. There is no certainty that the IRS will rule favorably with respect to our request. If the IRS does not rule favorably, we would reconsider its then available alternatives. We anticipate the IRS ruling will be received within four to six months but no later than one year. We will account for our diversified businesses as discontinued operations if and when we receive a favorable ruling. Mr. John Raos, our President and Chief Operating Officer, will resign his position to become Chairman and Chief Executive Officer of USI Diversified. It is expected that an Information Statement about the new company will be filed with the Commission in June, providing additional details.


         Our principal executive offices are located at 101 Wood Avenue South, Iselin, New Jersey 08830, telephone number (732) 767-0700.

                                  RISK FACTORS


         You should carefully consider the following risk factors before making the decision whether to exchange your notes, as well as all other information and data included in this prospectus.

THE INDENTURE DOES NOT RESTRICT TRANSACTIONS WHICH COULD LEAD TO SIGNIFICANTLY MORE DEBT AND A HIGHER RISK OF DEFAULT


         Please be aware that the indenture does not prohibit or limit:


         (1) the incurrence of secured or unsecured indebtedness by the issuers or subsidiaries of the issuers that are defined as "Unrestricted Securities" under the terms of the indenture,

         (2)      a change in control of the issuers or the guarantor or

         (3) a transaction that is financed with a high proportion of indebtedness involving the issuers or the guarantor.


Any of these transactions could result in significantly more debt and a less favorable ratio of earnings to fixed charges, which could lead to a downgrade in rating of U.S. Industries or its senior debt by nationally recognized rating agencies. A downgrade in rating would be likely to lower the market value of the notes. In addition, if we have higher fixed debt service charges, this may restrict our ability to fund or obtain financing for working capital, capital expenditures and general corporate purposes, making us more vulnerable to economic downturns, competition and other market factors. These factors could lead to an increased risk of default on the notes.

YOU MAY NOT BE ABLE TO SELL YOUR NOTES

         There is no existing trading market for the registered notes and no such market may develop. The absence of such market adversely affects the liquidity of an investment in the notes. If a market for the registered notes does develop, future trading prices will depend on many factors, including among other things, prevailing interest rates and the market for similar securities, general economic conditions and our financial condition and performance. We do not intend to apply for listing of the registered notes on any securities exchange or for quotation through any over-the-counter market.


IF THE PROPOSED SPIN-OFF IS COMPLETED, WE WILL NOT BE ABLE TO USE THE CASH FLOWS FROM USI DIVERSIFIED BUSINESSES TO MAKE PAYMENTS ON THE NOTES OR OUR OTHER OBLIGATIONS.

         Following completion of the spin-off transaction described under "Recent Development," the businesses of USI Diversified will no longer be part of our company. Therefore, the cash flows they generate will not be available to us to make payments on the notes or our other obligations. We believe that we will be able to satisfy our obligations, including interest and principal payments on the notes, as they come due, based upon the historical and anticipated performance of our other businesses. However, we cannot assure you of this ability. See "Disclosure Regarding Forward-Looking Statements." The indenture does not require us to obtain, and we will not seek, your consent to complete the spin-off transactions. Similarly, we are not required by applicable law to obtain, and will not seek, the consent of our shareholders.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934. As a result, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information that we file with the SEC at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference facilities. You may also obtain information about us from the following regional offices of the SEC: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of these materials can be obtained at prescribed rates. Our filings with the SEC are also available on the SEC's home page on the Internet at http://www.sec.gov.

         Our common stock is listed on the New York Stock Exchange, Inc. and related materials may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

         We have filed a registration statement on Form S-4 to register the notes to be issued in the exchange offer with the SEC. This prospectus is part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically update and supersede this information. Any updated or superseded information shall not be considered a part of this prospectus except as updated or superseded. We incorporate by reference the following documents which have been filed with the SEC:

         1.       Our Current Report on Form 8-K filed on October 16, 1998;


         2. Our Annual Report on Form 10-K/A for the year ended October 3, 1998 filed June 3, 1999;
         3.       Our Proxy Statement, dated January 4, 1999;

         4. Our Quarterly Report on Form 10-Q/A for the fiscal quarter ended January 2, 1999 filed May 17, 1999;

         5. Our Quarterly Report on Form 10-Q/A for the fiscal quarter ended April 3, 1999 filed June 9, 1999; and

         6. Our Current Report on Form 8-K filed on May 13, 1999 which includes information about our second quarter earnings, our share repurchase programs, the sale of the Ertl Company and the acquisitions of Dual-Lite and True Temper.


         We incorporate by reference all documents filed in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the exchange offer.

         We will promptly provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus. We will not provide copies of the exhibits to those documents unless the exhibits are specifically incorporated by reference in those documents. Requests for copies and information should be directed to George H. MacLean, Esq., Senior Vice President, General Counsel and Secretary, U.S. Industries, Inc., 101 Wood Avenue South, P.O. Box 169, Iselin, New Jersey 08830-0169, telephone (732) 767-0700.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus, including the documents incorporated by reference in this prospectus, contains forward-looking statements about our financial condition, results of operations and business. All statements other than statements of historical fact are, or may be considered to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Exchange Act. Various economic and competitive factors could cause actual results to differ materially from the expectations reflected in those forward-looking statements, including factors which are outside our control, such as:

o        interest rates,

o        foreign currency exchange rates,

o        instability in domestic and foreign financial markets,

o        consumer spending patterns,

o        availability of consumer and commercial credit,

o        levels of residential and commercial construction,

o        levels of automotive production,

o        changes in raw material costs and Year 2000 issues,

o along with the other factors noted in this prospectus, and in the other documents incorporated by reference in this prospectus.

           In addition, our future results are subject to uncertainties relating to our ability to consummate our business strategy, including realizing efficiencies and cost savings by eliminating redundant marketing operations from the integration of our acquired businesses. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by these factors.

                                 USE OF PROCEEDS

         The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the registered notes. The old notes surrendered in exchange for the registered notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the registered notes will not result in any increase or decrease in the indebtedness of the issuers.

         The net proceeds of the private offering of the old notes, after deducting the estimated underwriting discounts and expenses, were $247 million. We applied $200 million of the net proceeds to repay all amounts outstanding under a short-term note. The remainder was used to repay borrowings under uncommitted bank credit lines, and for general corporate purposes.

                             SELECTED FINANCIAL DATA


      The following table sets forth our unaudited consolidated (combined) historical selected financial data.


                                             For the Six
                                             Months Ended
                                               March 31                  For the Fiscal Years Ended September 30
                                              ----------      --------------------------------------------------

                                              1999     1998      1998 (1)      1997        1996     1995 (5)       1994
                                              ----     ----      --------      ----        ----     --------       ----
                                               (unaudited)            (in millions, except per share)
      Income Statement Data:

      Net Sales........................    $ 1,598   $ 1,485      $3,135      $2,521      $2,169     $1,974       $1,853

      Operating Income.................        125       138         142         268         238         93          164

      Income (loss) from continuing
        operations.....................         54        64           3         125         103       (50)           32

      Net income (loss)................         41        64         (44)        252         138       (72)           87

      Income from continuing
        operations per share (2)

          Basic........................       0.56      0.68         .03        1.35        1.08         --           --

          Diluted......................       0.55      0.66         .03        1.31        1.06         --           --

      Net Income (loss) per
        share(2)

          Basic........................       0.43      0.68        (.46)       2.73        1.45         --           --

          Diluted......................       0.42      0.66        (.45)       2.64        1.42         --           --

      Cash dividend declared per
        share (4)......................       0.10      0.10         .20         .05          --         --           --

      BALANCE SHEET DATA (AT PERIOD END):

      Cash and cash equivalents........     $   32    $   61       $  44       $  67       $  57       $ 67        $  34

      Working capital..................        983       877         876         731         779        807        1,188

      Total assets.....................      2,916     2,844       2,776       2,499       2,477      2,203        2,566

      Total debt (3)...................      1,202       985         966         746         930      1,000          997

      Stockholders' equity/Invested
        capital........................        900     1,073         960         950         758        643        1,022


------------------

(1) The fiscal year ended September 30, 1998 included non-recurring and unusual after-tax charges of $131 million of merger, restructuring and other costs, $7 million to write-off interest rate protection agreements, $34 million to discontinue a business, and $5 million associated with the refinancing of Zurn's outstanding indebtedness, totaling $177 million.

(2) All earnings per share data has been prepared in accordance with SFAS 128, which was adopted on December 31, 1997. The adoption of SFAS 128 did not have a material impact on the information previously presented. Prior to fiscal 1996, earnings per share information is not presented as that information is not indicative of our continuing capital structure.

(3) Amount in fiscal 1994 primarily represents intercompany notes payable to Hanson plc.

(4) Cash dividends exclude dividends declared and paid by Zurn prior to the merger.

(5) We changed our accounting policy for evaluating goodwill impairment in fiscal 1995, resulting in a charge of $98 million, which affects comparability between fiscal 1995 and fiscal 1994. Fiscal 1995 operating income includes charges of $2 million to close certain underutilized facilities of our lighting products operations.

                              U.S. INDUSTRIES, INC.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying pro forma condensed consolidated financial statements of U.S. Industries, Inc. illustrate the pro forma effect of a tax free spinoff of the diversified businesses and the repayment of approximately $600 million of debt from the proceeds of new third party financing by the new Diversified company.


         The unaudited pro forma condensed consolidated balance sheet has been prepared assuming that the transactions occurred on the balance sheet date. The pro forma condensed consolidated statements of operations have been prepared assuming that the transactions occurred at the beginning of the periods presented.


         The unaudited pro forma condensed consolidated financial statements have been prepared using assumptions deemed appropriate and are presented herein for illustrative purposes only. These unaudited pro forma financial statements are not necessarily indicative of our future financial position or results of operations, or of our financial position or results of operations that would have actually been reported had the events reported in this section occurred as of the dates indicated. Completion of the spinoff is conditioned upon our receipt of approximately $600 million of proceeds from new third party financing by the new USI Diversified Company, principally throught its repayment of existing intercompany debt. The spinoff is subject to receipt of a ruling from the Internal Revenue Service that the distribution will be tax free to our shareholders. There is no certainty that the IRS will rule favorably with respect to our request. If the IRS does not rule favorably, we would reconsider our then available alternatives. We anticipate the IRS ruling would be received within four to six months but no later than one year. We will account for our diversified businesses as discontinued operations if and when we receive a favorable ruling.

U.S. INDUSTRIES, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 1999
(IN MILLIONS)


                                                                                     PRO FORMA         PRO FORMA
                                                                    HISTORICAL      ADJUSTMENTS       CONSOLIDATED
                                                                    ----------      -----------       ------------
ASSETS

Current assets:
    Cash and cash equivalents                                      $      32      $         11      $           21
    Trade receivables, net                                               655               140                 515
    Inventories, net                                                     608               136                 472
    Deferred income taxes                                                 74                 8                  66
    Net assets held for disposition                                       97                 -                  97
    Other current assets                                                  74                16                  58
                                                                  ----------     -------------     ---------------
                                      Total current assets             1,540               311               1,229

Property, plant and equipment, net                                       535               135                 400
Deferred income taxes                                                     16                (9)                 25
Other assets                                                             208                86                 122
Goodwill, net                                                            617               113                 504
                                                                  ----------     -------------     ---------------
                                              Total assets         $   2,916      $        636      $        2,280
                                                                  ==========     =============     ===============


LIABILITIES & STOCKHOLDERS' EQUITY


Current liabilities:
    Notes payable                                                  $      10      $          -      $           10
    Current maturities of long-term debt                                   3                 1                   2
    Trade accounts payable                                               236                47                 189
    Accrued expenses and other liabilities                               262                53                 209
    Income taxes payable                                                  46                 6                  40
                                                                  ----------     -------------     ---------------
                                 Total current liabilities               557               107                 450

    Long-term debt                                                     1,189               600                 589
    Other liabilities                                                    270                43                 227
                                                                  ----------     -------------     ---------------
                                         Total liabilities             2,016               750               1,266

    Stockholders' equity                                                 900              (114)              1,014
                                                                  ----------     -------------     ---------------
    Total liabilities and stockholders' equity                     $   2,916      $        636      $        2,280
                                                                  ==========     =============     ===============

U.S. INDUSTRIES, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
SIX MONTHS ENDED MARCH 31, 1999
(IN MILLIONS EXCEPT PER SHARE DATA)
(UNAUDITED)

                                                                                     PRO FORMA          PRO FORMA
                                                                    HISTORICAL      ADJUSTMENTS       CONSOLIDATED
                                                                    ----------      -----------       ------------
Net sales                                                          $   1,598      $          448    $         1,150

Operating costs and expenses
             Cost of products sold                                     1,120                 337                783
             Selling, general and administrative expenses                353                  64                289
                                                                  ----------     ---------------   ----------------
Operating income                                                         125                  47                 78

Interest expense                                                          37                  16                 21
Interest income                                                           (2)                                    (2)
Other (income) expense, net                                                                    1                 (1)
                                                                  ----------     ---------------   ----------------
Income before income taxes and discontinued operations                    90                  30                 60
Provision for income taxes                                                36                  12                 24
                                                                  ----------     ---------------   ----------------
Income from continuing operations                                  $      54      $           18    $            36
                                                                  ==========     ===============   ================
Earnings per share from continuing operations
             Basic                                                 $    0.56                        $          0.38
             Diluted                                               $    0.55                        $          0.37

Weighted Average Shares Outstanding
             Basic                                                      95.8                                   95.8
             Diluted                                                    97.4                                   97.4


U.S. INDUSTRIES, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
SIX MONTHS ENDED MARCH 31, 1998
(IN MILLIONS EXCEPT PER SHARE DATA)
(UNAUDITED)

                                                                                    PRO FORMA          PRO FORMA
                                                                    HISTORICAL     ADJUSTMENTS       CONSOLIDATED
                                                                    ----------     -----------       ------------
Net sales                                                          $   1,485     $          450    $         1,035

Operating costs and expenses
             Cost of products sold                                     1,039                331                708
             Selling, general and administrative expenses                308                 56                252
                                                                  ----------     --------------   ----------------
Operating income                                                         138                 63                 75

Interest expense                                                          33                 22                 11
Interest income                                                           (4)                 -                 (4)
Other income, net                                                         (1)                (1)                -
                                                                  ----------     --------------   ----------------
Income before income taxes and discontinued operations                   110                 42                 68
Provision for income taxes                                                46                 18                 28
                                                                  ----------     --------------   ----------------
Income from continuing operations                                  $      64     $           24    $            40
                                                                  ==========     ==============   ================
Earnings per share from continuing operations
             Basic                                                 $    0.68                       $          0.43
             Diluted                                               $    0.66                       $          0.41

Weighted Average Shares Outstanding
             Basic                                                      93.8                                  93.8
             Diluted                                                    97.0                                  97.0


U.S. INDUSTRIES, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 1998
(IN MILLIONS EXCEPT PER SHARE DATA)
(UNAUDITED)

                                                                                            PRO FORMA       PRO FORMA
                                                                            HISTORICAL     ADJUSTMENTS     CONSOLIDATED
                                                                            ----------     -----------     ------------
Net sales                                                                   $    3,135   $        889     $      2,246
Operating costs and expenses
           Cost of products sold                                                 2,202            666            1,536
           Selling, general and administrative expenses                            649            128              521
           Goodwill impairment and non-recurring and unusual charges               142             63               79
                                                                           -----------   ------------     ------------
Operating income                                                                   142             32              110

Interest expense                                                                    69             41               28
Interest income                                                                     (8)             -              (8)
Other expense, net                                                                   3              1                2
                                                                           -----------   ------------     ------------
Income before income taxes and discontinued operations                              78            (10)              88
Provision for income taxes                                                          75             20               55
                                                                           -----------   ------------     ------------
Income from continuing operations                                           $        3   $        (30)    $         33
                                                                           ===========   ============     ============
Earnings per share from continuing operations
             Basic                                                          $     0.03                    $       0.35
             Diluted                                                        $     0.03                    $       0.34

Weighted Average Shares Outstanding
             Basic                                                                95.4                            95.4
             Diluted                                                              98.2                            98.2


U.S. INDUSTRIES, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 1997
(IN MILLIONS EXCEPT PER SHARE DATA)
(UNAUDITED)

                                                                                     PRO FORMA          PRO FORMA
                                                                    HISTORICAL      ADJUSTMENTS       CONSOLIDATED
                                                                    ----------      -----------       ------------
Net sales                                                          $     2,521    $           809   $          1,712

Operating costs and expenses
             Cost of products sold                                       1,739                573              1,166
             Selling, general and administrative expenses                  514                117                397
                                                                   -----------    ---------------   ----------------
Operating income                                                           268                119                149

Interest expense                                                            59                 41                 18
Interest income                                                             (7)                 -                 (7)
Gain on sale of subsidiary shares                                           (1)                (1)                 -
Other (income) expense, net                                                 (2)                 1                 (3)
                                                                   -----------    ---------------   ----------------
Income before income taxes and discontinued operations                     219                 78                141
Provision for income taxes                                                  94                 34                 60
                                                                   -----------    ---------------   ----------------
Income from continuing operations                                  $       125     $           44   $             81
                                                                   ===========    ===============   ================
Earnings per share from continuing operations
             Basic                                                 $      1.35                      $           0.88
             Diluted                                               $      1.31                      $           0.85

Weighted Average Shares Outstanding
             Basic                                                        92.5                                  92.5
             Diluted                                                      95.5                                  95.5


U.S. INDUSTRIES, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 1996
(IN MILLIONS EXCEPT PER SHARE DATA)
(UNAUDITED)

                                                                                     PRO FORMA          PRO FORMA
                                                                    HISTORICAL      ADJUSTMENTS       CONSOLIDATED
                                                                    ----------      -----------       ------------
Net sales                                                         $      2,169    $          738    $         1,431

Operating costs and expenses
             Cost of products sold                                       1,488               521                967
             Selling, general and administrative expenses                  443               107                336
                                                                  ------------    --------------    ---------------
Operating income                                                           238               110                128

Interest expense                                                            64                40                 24
Interest income                                                            (11)                -                (11)
Other (income) expense, net                                                  -                 2                 (2)
                                                                  ------------    --------------    ---------------
Income before income taxes and discontinued operations                     185                68                117
Provision for income taxes                                                  82                30                 52
                                                                  ------------    --------------    ---------------
Income from continuing operations                                 $        103     $          38    $            65
                                                                  ============    ==============    ===============
Earnings per share from continuing operations
             Basic                                                $       1.08                      $          0.68
             Diluted                                              $       1.06                      $          0.67

Weighted Average Shares Outstanding
             Basic                                                        95.2                                 95.2
             Diluted                                                      97.1                                 97.1


                              U.S. INDUSTRIES, INC.

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         (a)      Segment Data - Diversified Operations
                  The pro forma adjustment column includes the sales and operating income of our Diversified Segment (see
                  Note 13 to the Consolidated Financial Statements in our
                  Form 10-K/A) plus the sales and operating income of the Company's Bilt Best window and metal component fabrication businesses. The window and metal fabrication businesses are separate businesses currently included in the Hardware segment which will be spunoff with the Diversified businesses. The sales of these businesses were $50 million and $12 million and the operating income was $3 million and $1 million for the six months ended March 31, 1999 and 1998, respectively. For the years ended September 30, 1998 and 1997, the sales of these businesses were $56 million and $13 million, respectively, and the operating income was $1 million for the years ended September 30, 1998 and 1997, respectively.

         (b)      Selling, General and Administrative Expenses
                  No adjustments have been made to these expenses from the elimination of any costs which may result from the downsizing of the corporate office due to the spinoff, nor have any costs been added for costs which may be incurred in connection with the spinoff.

         (c) For the year ended September 30, 1998, we incurred merger, restructuring and other related costs, of which $75 million were directly attributable to the Diversified businesses. See Note 5 to the Form 10-K/A for the year ended September 30, 1998.

         (d)      Interest Expense
                  Represents a reduction in interest expense as a result of the application of cash to be received from the new Diversified company which will be applied to reduce amounts outstanding under our various debt agreements. The interest rate assumed for this adjustment approximates our average borrowing rate under revolving credit agreements or short-term borrowing arrangements for the periods presented. The appropriate weighted average interest rates used were 5.5% and 7.0% for the six months ended March 31, 1999 and 1998, respectively, and 7.0% for the years ended September 30, 1998, 1997 and 1996.

         (e)      Income Taxes
                  Reflects the tax impact of pro forma adjustments assuming our effective tax rate of 40% and 42% for the six months ended March 31, 1999 and 1998, respectively, and 41%, 43% and 44% for the years ended September 30, 1998, 1997 and 1996, respectively. No consideration has been given to any changes in our effective rates from the elimination of any tax benefits or charges associated with the inclusion of the Diversified companies in our consolidated federal tax return except for the adjustment to reflect the non-deductible goodwill impairment charge at Garden State Tanning in the year ended September 30, 1998.

         (f)      Long-term Debt
                  Represents the use of cash received from the new Diversified company to reduce outstanding indebtedness. Certain intercompany indebtedness is to be repaid by the new Diversified company immediately prior to the spinoff.

         (g)      Stockholders' Equity
                  Represents the dividend of the historical net carrying value of the assets and liabilities of the new Diversified company after a reduction for assumed issuance of debt by the Diversified company with the cash proceeds to be retained by us.

                                 CAPITALIZATION


         The following table, which is unaudited, presents the consolidated capitalization of our company and its subsidiaries at March 31, 1999, including U.S. Industries, Inc. and each of its subsidiaries. It reflects the private offering of the old notes and the use of proceeds from that offering, reduced by transaction costs, fees and costs paid in October 1998 to settle outstanding interest rate protection agreements net of tax benefits. See "Use of Proceeds." This table should be read in conjunction with the financial information included in the Form 10-K/A and the Form 10-Q/A. See "Incorporation of Certain Documents by Reference."


                                                           ($ in millions)


                  Cash and cash equivalents                  $        32
                                                             ===========
                  Short-term debt                            $        13
                  Long-term debt:
                  Credit Facility:                                   561
                  7 1/4% Notes Due 2006                              123
                  7 1/8% Notes Due 2003                              247
                  Other                                              258
                                                             -----------
                  Total debt                                       1,202
                                                             -----------
                  Stockholders' equity                               900
                                                             -----------
                  Total capitalization                       $     2,102
                                                             ===========



                       RATIO OF EARNINGS TO FIXED CHARGES


         The following table sets forth the ratio of earnings to fixed charges for our company for fiscal 1998, 1997, 1996, 1995 and 1994 and the six months ended March 31, 1999 and 1998:

                                                                                             SIX MONTHS ENDED
                          FISCAL YEAR ENDED SEPTEMBER 30,                                        MARCH 31,
------------------------------------------------------------------------------------- --------------------------------

      1998              1997             1996             1995            1994             1999             1998
      ----              ----             ----             ----            ----             ----             ----
      2.0x              4.3x             3.6x             1.0x            1.6x             3.2x             3.9x

         For purposes of computing the ratio of earnings to fixed charges, "fixed charges" are defined as interest expense plus a portion of rental expense representing the interest factor, and "earnings" are defined as income from continuing operations before income taxes and fixed charges. The ratio of earnings to fixed charges for fiscal 1998 was affected by non-recurring and unusual pre-tax charges of $142 million. Before taking into account those charges, the ratio of earnings to fixed charges for fiscal 1998 would have been 3.8x. The ratio of earnings to fixed charges for fiscal 1995 was affected by goodwill impairment and other non-recurring and unusual pre-tax charges of $100 million. Before taking into account those charges, the ratio of earnings to fixed charges for fiscal 1995 would have been 1.9x.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER


         We issued the old notes on October 27, 1998. The initial purchasers have advised us that they subsequently resold the old notes to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act. As a condition to the private offering, we entered into the registration rights agreement, which requires that we file a registration statement under the Securities Act with respect to the registered notes to be issued in the exchange offer and, upon the effectiveness of the registration statement, offer to you the opportunity to exchange your notes for a like principal amount of registered notes. These registered notes will be issued without a restrictive legend and, except as described in the next paragraph, may be reoffered and resold by you without registration under the Securities Act. After we complete the exchange offer, our obligations with respect to the registration of the old notes and the registered notes will terminate, except as provided in the last paragraph of this section.


         Based on no-action letters issued by the staff of the SEC with respect to similar transactions, we believe that the registered notes to be issued in the exchange offer are not subject to transfer restrictions when the notes are held by a person who is not related to the issuers, such as directors, officers, or significant stockholders, provided that the holder represents to us that:

       (1) the registered notes are acquired in the ordinary course of the holder's business; and

       (2) the holder is not engaged in, has no understanding with any person to participate in, and does not intend to engage in, any distribution of the registered notes.

         However, we have not sought a no-action letter with respect to the exchange offer and we can not assure you that the staff of the SEC would make a similar determination with respect to the exchange offer. Any holder who tenders his old notes in the exchange offer with any intention of participating in a distribution of registered notes

       (1)    cannot rely on this interpretation by the staff of the SEC,

       (2) will not be able to validly tender old notes in the exchange offer, and

       (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions.

         In addition, each broker-dealer that receives registered notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the registered notes. The letter of transmittal accompanying this prospectus states that by acknowledging that it will deliver a prospectus and by delivering the prospectus, a broker-dealer will not be considered to admit that it is acting in the capacity of an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. Under the registration rights agreement, we agreed to make this prospectus available to any broker-dealer for use in connection with these resales.

         If you will not receive freely tradeable registered notes in the exchange offer or are not eligible to participate in the exchange offer, you can elect, by indicating on the letter of transmittal and providing certain additional necessary information, to have your old notes registered in a shelf registration statement on an appropriate form in accordance with Rule 415 under the Securities Act. If we are obligated to file a shelf registration statement, we will be required to keep the shelf registration statement effective for a period of two years or shorter period that will terminate when all of the old notes covered by the shelf registration statement have been sold under the registration statement. Other than as described in this paragraph, you will not have the right to require us to register your old notes under the Securities Act.

TERMS OF THE EXCHANGE OFFER


         Upon satisfaction of all of the conditions of the exchange offer or the waiver by us of those conditions, we will accept any and all old notes properly tendered and not withdrawn prior to the expiration date and will issue the registered notes promptly after acceptance of the old notes. See "--Conditions to the Exchange Offer" and "Procedures for Tendering Old Notes." We will issue $1,000 principal amount of registered notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. As of the date of this prospectus, $250,000,000 aggregate principal amount of the old notes are outstanding. Holders may tender some or all of their old notes in the exchange offer. However, old notes may be tendered only in integral multiples of $1,000.


         The registered notes are identical to the old notes except for the elimination of transfer restrictions, registration rights and liquidated damages provisions. The registered notes will evidence the same debt as the old notes. The registered notes will be issued under and entitled to the benefits of the indenture and, together with the old notes, will be considered one issue of notes.

         This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the old notes. Holders of old notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations under those acts.

         For purposes of the exchange offer, we will be considered to have accepted validly tendered old notes when we have given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the registered notes from us and delivering registered notes to those holders.

         If we do not accept any tendered old notes because of an invalid tender or the occurrence of any of the conditions specified under "--Conditions to the Exchange Offer," we will return any unaccepted old notes, without expense, to the tendering holder as promptly as practicable after the expiration date.

         Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, except as described below under "--Transfer Taxes," transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


         The term "expiration date" shall mean 12:00 midnight, New York City time, on July 9, 1999, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent by oral or written notice and each registered holder by means of press release or other public announcement of any extension, in each case, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

         We reserve the right, in our sole discretion,

       (1)    to delay accepting any old notes,

       (2)    to extend the exchange offer,

       (3) to terminate the exchange offer if the conditions described below under "--Conditions to the Exchange Offer" shall not have been satisfied, or

       (4)    to amend the terms of the exchange offer in any manner.

         We will notify the exchange agent of any delay, extension, termination or amendment by oral or written notice. We will additionally notify each registered holder of any amendment. We will give to the exchange agent written confirmation of any oral notice.

         We acknowledge and undertake to comply with the provisions of Rule 14e-1(c) under the Exchange Act which requires us to pay the consideration offered, or return the old notes surrendered for exchange, promptly after the termination or withdrawal of the exchange offer. We will notify each registered holder as promptly as practicable of any extension, termination or amendment.

EXCHANGE DATE

                  As soon as practicable after the close of the exchange offer, we will accept for exchange all old notes properly tendered and not validly withdrawn prior to 12:00 midnight, New York City time, on the expiration date in the exchange offer in accordance with the terms of the registration statement and the letter of transmittal.

CONDITIONS TO THE EXCHANGE OFFER

         Notwithstanding any other provisions of the exchange offer, and subject to our obligations under the registration rights agreement, we shall not be required to accept any old notes for exchange, issue registered notes in exchange for any old notes and may terminate or amend the exchange offer, if:

       (1) any injunction, order or decree has been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer, or

       (2) the exchange offer violates any applicable law or any applicable interpretation of the staff of the SEC.

         These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions, subject to applicable law. We also may waive in whole or in part at any time and from time to time any of these conditions in our sole discretion. If we waive a condition, we may be required in certain instances, to extend the expiration date of the exchange offer. Our failure at any time to exercise any of these rights shall not be considered to be a waiver of any of these rights and shall be considered an ongoing right which may be asserted at any time and from time to time.

         In addition, we will not accept for exchange any old notes tendered, and no registered notes will be issued in exchange for any old notes, if at the time the old notes are tendered any stop order shall be threatened by the SEC or be in effect with respect to the registration statement or the qualification of the indenture under the Trust Indenture Act of 1939.

         The exchange offer is not conditioned on any minimum aggregate principal amount of old notes being tendered for exchange.

CONSEQUENCES OF FAILURE TO EXCHANGE



         Any old notes not tendered in the exchange offer will remain outstanding and continue to accrue interest. The old notes will be subject to transfer restrictions because they are not registered under the Securities Act. Accordingly, prior to the date that is two years after the later of October 27, 1998 and the last date on which we or any of our directors, officers or significant stockholders was the owner of the untendered old notes, the untendered old notes may be resold only


       (1)    to us,

       (2) to a person whom the seller reasonably believes is a "qualified institutional buyer" purchasing for its own account or for the account of another "qualified institutional buyer" in compliance with the resale limitations of Rule 144A,

       (3) to an Institutional Accredited Investor that, prior to the resale, furnishes to the trustee a written certification containing certain representations and agreements relating to the restrictions on transfer of the notes (the form of which letter can be obtained from the trustee),

       (4) in accordance with the limitations on resale provided by Rule 144 under the Securities Act (if available),

       (5) in accordance with the resale provisions of Rule 904 of Regulation S under the Securities Act,

       (6) in accordance with an effective registration statement under the Securities Act, or

       (7) in accordance with any other available exemption from the registration requirements of the Securities Act.

Each resale must be made in compliance with applicable state securities laws. As a result of these restrictions on resale, the liquidity of the market for non-tendered old notes will be adversely affected upon completion of the exchange offer.

FEES AND EXPENSES

         We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

         Expenses incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be approximately $100,000 which includes the fees and expenses of the trustee and the exchange agent, accounting and legal fees and other miscellaneous fees and expenses.

ACCOUNTING TREATMENT

         We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. We will amortize the expenses of the exchange offer over the term of the registered notes.

                       PROCEDURES FOR TENDERING OLD NOTES

TENDERING OLD NOTES

         The tender of old notes in accordance with any of the procedures described in this prospectus and in the letter of transmittal will constitute a binding agreement between the tendering holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal. The tender of old notes will constitute an agreement to deliver good and marketable title to all tendered old notes prior to the expiration date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

         EXCEPT AS DESCRIBED IN "--GUARANTEED DELIVERY PROCEDURES," UNLESS THE OLD NOTES BEING TENDERED ARe DEPOSITED BY YOU WITH THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE ACCOMPANIED BY A PROPERLY COMPLETED AND SIGNED LETTER OF TRANSMITTAL, WE MAY, AT OUR OPTION, REJECT YOUR TENDER. ISSUANCE OF REGISTERED NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF TENDERED OLD NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS. PARTICIPANTS IN THE DEPOSITORY TRUST COMPANY TENDERING THROUGH ITS AUTOMATED TENDER OFFER PROGRAM WILL BE CONSIDERED TO HAVE MADE VALID DELIVERY WHERE THE EXCHANGE AGENT RECEIVES AN AGENT'S MESSAGE PRIOR TO THE EXPIRATION DATE.

         Accordingly, to properly tender old notes, the following procedures must be followed:

         NOTES HELD THROUGH A CUSTODIAN. Each beneficial owner holding old notes through a participant in DTC must instruct that participant to cause its old notes to be tendered in accordance with the procedures described in this prospectus.

         NOTES HELD THROUGH DTC. The exchange agent will establish accounts at DTC for purposes of the exchange offer with respect to old notes held through DTC. Any financial institution that is a participant in DTC may make tender interests in old notes into the exchange agent's account through DTC's Automated Tender Offer Program.

         Any financial institution that is a participant in DTC's book-entry system may tender old notes by:

       (1) electronically transmitting its acceptance through DTC's Automated Tender Offer Program, or

       (2) complying with the guaranteed delivery procedures described below and in the notice of guaranteed delivery. See "--Guaranteed Delivery Procedures--Notes held through DTC."

         Although you may tender interests in the old notes into the exchange agent's account through DTC's Automated Tender Offer Program, an agent's message in connection with your tender, and any other required documents, must be, in any case, transmitted to and received by the exchange agent at its address listed under "--Exchange Agent." Delivery of documents to DTC does not constitute delivery to the exchange agent. The confirmation of a tender into the exchange agent's account at DTC as described above is referred to in this prospectus as a "book-entry confirmation."

         The term "agent's message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgement from each participant tendering through DTC's Automated Tender Offer Program that the participants have received a letter of transmittal and agree to be bound by the terms of the letter of transmittal and that either of the issuers may enforce that agreement against the participants.

         NOTES HELD BY HOLDERS.  Each holder must

         (1) complete and sign the letter of transmittal, and mail or deliver the letter of transmittal, and any other documents required by the letter of transmittal, together with certificate(s) representing all tendered old notes, to the exchange agent at its address listed under "--Exchange Agent," or

         (2) comply with the guaranteed delivery procedures described below and in the notice of guaranteed delivery. See "--Guaranteed Delivery Procedures--Notes held by Holders."

         All signatures on the letter of transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on the letter of transmittal need not be guaranteed if old notes are tendered for the account of an "eligible institution."

         If the letter of transmittal or any old note is signed by a corporation or person acting in a fiduciary or representative capacity, that person must indicate that capacity when signing, and proper evidence satisfactory to us of the authority of that person must be submitted.

         Holders should indicate in the applicable box in the letter of transmittal the name and address to which substitute certificates evidencing old notes for amounts not tendered are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. If the notes are to be issued in a different name, the employer identification or social security number of the person named must also be indicated. If no instructions are given, the untendered old notes will be returned to the person signing the letter of transmittal.

         By tendering, each holder and each participant in DTC will represent to us that, among other things,

       (1)    it is not an affiliate of either issuer,

       (2) it is not a broker-dealer tendering old notes acquired directly from either issuer for its own account,

       (3) the registered notes acquired in the exchange offer are being obtained in the ordinary course of business of the holder and

       (4) the holder has no understanding with any person to participate in the exchange offer for the purpose of distributing the registered notes.

         We will not accept any alternative, conditional, irregular or contingent tenders (unless waived by us). By executing a letter of transmittal or transmitting an acceptance through DTC's Automated Tender Offer Program, each tendering holder waives any right to receive any notice of the acceptance for purchase of its old notes.

         We will resolve all questions as to the validity, form, eligibility and acceptance of tendered old notes, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition to the exchange offer and any irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within the time period we determine. We, along with the exchange agent, shall be under no duty to give notification of defects in a tender and shall not incur liabilities for failure to give notification. Tenders of old notes will not be considered complete until any irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

         LETTERS OF TRANSMITTAL AND OLD NOTES MUST BE SENT ONLY TO THE EXCHANGE AGENT. DO NOT SEND LETTERS OF TRANSMITTAL OR OLD NOTES TO EITHER OF THE ISSUERS, THE GUARANTOR OR DTC.

         The method of delivery of old notes, letters of transmittal, any required signature guaranties and all other required documents, including delivery through DTC and any acceptance through DTC's Automated Tender Offer Program, is at the election and risk of the persons tendering and delivering acceptances or letters of transmittal and, except as otherwise provided in the letter of transmittal, delivery will be considered made only when actually received by the exchange agent. If delivery is by mail, we suggest that you use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent prior to the expiration date.

GUARANTEED DELIVERY PROCEDURES

         NOTES HELD THROUGH DTC. Participants in DTC holding old notes through DTC who wish to cause their old notes to be tendered, but who cannot transmit their acceptances through DTC's Automated Tender Offer Program prior to the expiration date, may tender their old notes if:

       (1)    guaranteed delivery is made by or through:

              o      a bank;

              o a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

              o      a credit union;

              o a national securities exchange, registered securities association or clearing agency; or

              o a savings institution that is a participant in a Securities Transfer Association recognized program (each an eligible institution);

       (2) prior to the expiration date, the exchange agent receives by mail, hand delivery, facsimile transmission or overnight courier from an eligible institution a properly completed and signed notice of guaranteed delivery substantially in the form provided with this prospectus; and

       (3) book-entry confirmation and an agent's message are received by the exchange agent within three NYSE trading days after the date of the execution of the notice of guaranteed delivery.

         NOTES HELD BY HOLDERS.  Holders who wish to tender their old notes but

       (1) whose old notes are not immediately available and will not be available for tendering prior to the expiration date, or

       (2) who cannot deliver their old notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date,

may effect a tender if:

              o      the tender is made by or through an eligible institution;

              o prior to the expiration date, the exchange agent receives by mail, hand delivery, facsimile transmission or overnight courier from the eligible institution a properly completed and signed notice of guaranteed delivery substantially in the form provided with this prospectus; and

              o a properly completed and executed letter of transmittal, as well as the certificate(s) representing all tendered old notes in proper form for transfer, and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of the execution of the notice of guaranteed delivery.

WITHDRAWAL RIGHTS


         You may withdraw tenders of old notes at any time prior to 12:00 midnight, New York City time, on the expiration date. Withdrawals may be made of any portion of tendered old notes in integral multiples of $1,000. Any old notes properly withdrawn will be considered to be invalidity tendered for purposes of the exchange offer.


         NOTES HELD THROUGH DTC. Participants in DTC holding old notes who have transmitted their acceptances through DTC's Automated Tender Offer Program may, prior to 12:00 midnight, New York City time, on the expiration date, withdraw its tender of old notes by delivering to the exchange agent, at its address listed under "--Exchange Agent," a written or facsimile notice of withdrawal of that instruction. The notice of withdrawal must contain:

              o      the name and number of the participant,

              o the principal amount of old notes to which the withdrawal related, and

              o      the signature of the participant.

Receipt of this written notice of withdrawal by the exchange agent effectuates a withdrawal.

         NOTES HELD BY HOLDERS. Holders may withdraw their tender of old notes, prior to 12:00 midnight, New York City time, on the expiration date, by delivering to the exchange agent, at its address listed under "--Exchange Agent," a written or facsimile notice of withdrawal. The notice of withdrawal must:

       (1) specify the name of the person who tendered the old notes to be withdrawn,

       (2) contain a description of the old notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing the tendered old notes and the aggregate principal amount represented by the tendered old notes and

       (3) be signed by the holder of the tendered old notes in the same manner, including any required signature guaranties, as the original signature on the letter of transmittal by which the old notes were tendered, or be accompanied by

              (x) documents of transfer in a form acceptable to us, in our sole discretion and

              (y) a properly completed irrevocable proxy that authorized the person to effect the revocation on behalf of the holder.

If the old notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected.

         All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the old notes being withdrawn are held for the account of an eligible institution.

         A withdrawal of an instruction or a withdrawal of a tender must be executed by a participant in DTC or a holder of old notes in the same manner as the person's name appears on its transmission through DTC's Automated Tender Offer Program or the letter of transmittal to which the withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, the person must indicate this capacity when signing and must submit appropriate evidence of authority to execute the notice of withdrawal. A participant in DTC or a holder may withdraw an instruction or a tender only if the withdrawal complies with the provisions of this prospectus.

         A tender of old notes by a participant in DTC or a holder which has been withdrawn may be reinstated only by transmitting a new acceptance through DTC's Automated Tender Offer Program or by signing and delivering a new letter of transmittal in accordance with the procedures described in this prospectus.

EXCHANGE AGENT


         The First Chicago Trust Company of New York has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

                        By Registered or Certified Mail:
         The First Chicago Trust Company of New York, as Exchange Agent
                  Corporate Actions, Suite 4660, P.O. Box 2569
                       Jersey City, New Jersey 07303-2569

                         By Federal Express or Courier:
                   The First Chicago Trust Company of New York
                            14 Wall Street, 8th Floor
                            New York, New York 10005

                                    By Hand:
                   The First Chicago Trust Company of New York
              c/o Securities Transfer and Reporting Services, Inc.
                             Attn: Corporate Actions
                               100 William Street
                            New York, New York 10038

         Facsimile:                                            By Telephone:
      (201) 222-4720                                          (201) 222-4707



TRANSFER TAXES

         Holders of old notes who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with their tender, except that holders who instruct us to register registered notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on the transfer.

                       DESCRIPTION OF THE REGISTERED NOTES


         The registered notes will be issued, and the old notes were issued, under an indenture among the issuers, the guarantor and The First National Bank of Chicago, as trustee. We have filed a copy of the indenture and the form of first supplemental indenture, as exhibits to the registration statement which includes this prospectus.

         The following is a summary of the material provisions of the indenture and the notes. We urge you to read the indenture and the notes because they, and not this description, define your rights as holders of these notes. For the meaning of capitalized terms used without definition, see "--Definitions."


         As used in this section of the prospectus, the terms "we," "us" and "our" mean U.S. Industries, Inc., USI Global Corp. and USI American Holdings, Inc. and are used interchangeably with the term the "issuers."

GENERAL

         The notes, which mature on October 15, 2003, are limited to $250 million in aggregate principal amount. The notes pay interest at the rate of 7-1/8% per year, payable on each April 15 and October 15, commencing April 15, 1999. Interest on the notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from the original date of issuance. Interest will be computed on the basis of a 360-day year comprising twelve 30-day months. Any old notes that remain outstanding after the completion of the exchange offer will be treated as a single class of securities under the indenture with the registered notes issued in connection with the exchange offer. See "The Exchange Offer."


         Principal, premium and interest on the notes will be payable and all of the notes will be exchangeable and transferable, at our office or agency in the City of New York or, at our option, interest may be paid by check mailed to the address of the person entitled to the payment as its address appears in the security register. Our office or agency in the City of New York initially will be the office of the trustee located at 153 West 51st Street, New York, NY 10019.


         The notes will be issued only in registered form without coupons and only in denominations of $1,000 and integral multiples of $1,000. There is no minimum principal amount requirement to participate in the exchange offer. No service charge will be made for any registration, transfer, exchange or redemption of notes, but we may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with that registration, transfer, exchange or redemption.

         We are not obligated to set aside funds or to establish a separate account for your benefit to make the required interest and principal payments on the registered notes.

         We do not presently intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes in any automated quotation system.

FURTHER ISSUES

         We may issue additional series of notes under the indenture. Any notes subsequently offered under the indenture will rank equally or lesser in right of payment to the notes. We may from time to time, without the consent of holders, create and issue additional notes having substantially the same terms and conditions as any series of notes. Any of these additional notes may be combined with existing notes to form a single series of notes under the indenture.

GUARANTEE

         Our obligations under the notes are fully and unconditionally guaranteed by USI Atlantic. The guarantee is on a senior unsecured basis. The obligations of USI Atlantic under the guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable federal bankruptcy law and comparable provisions of state fraudulent transfer laws. If the guarantee were void by a court, claims in respect of the guarantee could be ranked behind all other indebtedness of USI Atlantic, including guarantees and other contingent liabilities. Any payment by USI Atlantic under its guarantee could be void and required to be returned to USI Atlantic, or to a fund for the benefit of its creditors.


A NEW SUBSIDIARY HAS BECOME A CO-ISSUER

         On April 30, 1999, USI American Holdings transferred all of its assets to a new subsidiary of U.S. Industries, USI Global Corp. USI American Holdings received shares of preferred stock of USI Global Corp. in exchange for its assets. In connection with the asset transfer, USI Global Corp. executed the first supplemental indenture, the form of which has been filed as an exhibit to the registration statement which includes this prospectus, and is now obligated under the indenture and the notes equally with U.S. Industries and USI American Holdings. Neither of the issuers, nor the guarantor, was released from its obligations under the indenture, the notes or the guarantee in connection with the transfer of assets to USI Global Corp.

RELEASE OF USI ATLANTIC AS GUARANTOR AND USI AMERICAN HOLDINGS AND USI GLOBAL CORP. AS CO-ISSUERS

         USI Atlantic, USI American Holdings and USI Global Corp. can be released from their respective obligations under the indenture under certain circumstances. Following that release, only U.S. Industries will remain obligated under the notes. This provision is intended to permit U.S. Industries to simplify its borrowing structure in the future, and we do not believe that it will adversely affect the holders of the notes. The purpose of USI Atlantic, USI American Holdings and USI Global Corp. serving as obligors under the indenture is to give the holders of the notes an equivalent ranking with holders of indebtedness of those corporations which existed prior to the issuance of the notes. If that pre-existing indebtedness is repaid or USI Atlantic, USI American Holdings and USI Global Corp. are released from all obligations under that indebtedness, there is no longer a reason for USI Atlantic, USI American Holdings and USI Global Corp., each of which is a holding company, to remain obligated under the indenture.

         USI Atlantic will be released from its obligations under the guarantee or USI American Holdings and USI Global Corp. will be released from their obligations as co-issuers of the notes, as the case may be, if:


       (1) the obligations of the issuers under the indenture are assumed by a person or entity other than one of our subsidiaries,


       (2) USI Atlantic, USI American Holdings or USI Global Corp., as the case may be, is disposed of in a transaction that results in USI Atlantic, USI American Holdings, or USI Global Corp., as the case may be, no longer being a subsidiary of U.S. Industries, or all or substantially all the assets of USI Atlantic, USI American Holdings or USI Global Corp., as the case may be, are disposed of other than to U.S. Industries or one of its subsidiaries,


       (3) all amounts outstanding under the 7 1/4% Senior Notes due 2006, the Credit Facility and any indebtedness incurred to extend, renew, refinance or refund the 7 1/4% Senior Notes due 2006 or the Credit Facility are repaid, or

       (4) USI Atlantic is released from all obligations under the 7 1/4% Senior Notes due 2006, the Credit Facility and any indebtedness incurred to extend, renew, refinance or refund the 7 1/4% Senior Notes due 2006 or the Credit Facility.

         Immediately following any release, we must be in compliance with the limitation on indebtedness of Restricted Subsidiaries and the other covenants contained in the indenture. Furthermore, as a condition to any release under clause (3) or (4), we must certify to the trustee that immediately following the release:

       (1) in the case of USI Atlantic, USI Atlantic will not be a guarantor of any Restricted Subsidiary Funded Debt in excess of the amount of the Debt Basket or


       (2) in the case of USI American Holdings and/or USI Global Corp., USI American Holdings and/or USI Global Corp. will not be an obligor under any Restricted Subsidiary Funded Debt in excess of the amount of the Debt Basket.


RANKING


         The notes are senior unsecured obligations of the issuers and rank equally to all other existing and future unsecured indebtedness of the issuers that is not junior in ranking to that indebtedness unless the holders of that indebtedness agree to give priority to the notes.

         The guarantee is a senior unsecured obligation of the guarantor and ranks equally to all other existing and future unsecured indebtedness of the guarantor that is not junior in ranking to that indebtedness and is entitled to be paid before all junior indebtedness of the guarantor.

         The notes and the guarantee are effectively junior to all existing and future

       (1) secured indebtedness of the issuers and the guarantor, to the extent of the value of the assets securing the indebtedness and

       (2) indebtedness of any subsidiaries of the issuers and of the guarantor other than USI American Holdings and USI Global Corp.

         Each of the issuers and the guarantor is a holding company that operates through subsidiaries. Accordingly, the ability of each of the issuers and the guarantor to pay their debts, including the notes, is dependent upon the cash flow and ability to pay dividends of their respective subsidiaries. The issuers' and the guarantor's rights and the rights of their respective creditors, including holders of the notes offered by this prospectus, to receive proceeds from the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of that subsidiary's creditors. At March 31, 1999, the total indebtedness of the subsidiaries of U.S. Industries other than USI American Holdings and USI Atlantic was approximately $58 million.


OPTIONAL REDEMPTION

         We may redeem the notes, in whole or in part, at any time or from time to time, on at least 30 days' prior notice by mail, at a redemption price equal to the greater of

       (1)    100% of the principal amount of the notes to be redeemed, or

       (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes discounted to the date of redemption on a semiannual basis at the Treasury Rate plus 50 basis points, plus, in each case, accrued but unpaid interest to the redemption date. On and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption on that date.

         In the case of any partial redemption, the trustee will select the notes for redemption on a pro rata basis, by lot or other method as the trustee in its sole discretion shall deem to be fair and appropriate. No note of $1,000 or less in original principal amount shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to that note shall state the portion of the principal amount of that note to be redeemed. The holder of the redeemed note will receive a new note in principal amount equal to the unredeemed portion of that note upon cancellation of the original note.

         For this purpose, the following terms shall have the following meanings:

         "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by an Independent Investment Bank which would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes. "Independent Investment Bank" means one of the Reference Treasury Dealers appointed by the trustee after consultation with the issuers.

         "COMPARABLE TREASURY PRICE" means, with respect to any redemption date,

       (i) the average of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, on the third business day preceding that redemption date, as stated in the daily statistical release published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities," or

       (ii) if that release or a successor is not published or does not contain those prices on that business day

              (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or

              (B) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all quotations.

         "REFERENCE TREASURY DEALER" means Credit Suisse First Boston Corporation and its successors and/or any other primary U.S. Government securities dealers in New York City (a "Primary Treasury Dealer") as shall be designated by the issuers from time to time, in each case, so long as the entity continues to be a Primary Treasury Dealer.

         "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. EST on the third business day preceding the redemption date.

         "TREASURY RATE" means, with respect to any redemption date, the yearly rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue expressed as a percentage of its principal amount equal to the Comparable Treasury Price for the redemption date.

         The notice of redemption will describe the method of calculation of the redemption price as described in the first paragraph of this section entitled "Optional Redemption." We will deliver to the trustee, no later than two business days prior to the redemption date, an officers' certificate stating the redemption price, calculated as stated in the notice of redemption.

REDEMPTION IN CIRCUMSTANCES INVOLVING TAXATION

         We may redeem any series of notes, in whole at any time, at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, if, as the result of:


       (1) any change in or any amendment to the laws, including any applicable tax treaty or convention, of the United Kingdom or any Other Jurisdiction, as defined under "--Payment of Additional Amounts", or of any political subdivision or taxing authority of the United Kingdom, affecting taxation, or

       (2) any change in the application or interpretation of those laws, tax treaty or convention,


which change or amendment becomes effective on or after the original issuance date of the notes or, in certain circumstances, the later date on which any assignee of the issuers, the guarantor or a successor corporation of either of them as permitted under the indenture, it is determined, by us, the guarantor or the assignee which terms, for purposes of the remainder of this paragraph, include any successor to us, the guarantor or the assignee that

              (a) the issuers, the guarantor or their respective assignees would be required to make additional payments in respect of principal, any premium, or interest, or

              (b) based upon an opinion of independent counsel to the issuers, the guarantor or their respective assignees, as a result of any action taken by any taxing authority of, or any action brought in a court of competent jurisdiction in, the United Kingdom or the Other Jurisdiction, or any political subdivision or taxing authority of the United Kingdom whether or not the action was taken or brought with respect to the issuers, the guarantor or their respective assignees, which action is taken or brought on or after the original issuance date of the notes or, in certain circumstances, the later date on which a corporation becomes a successor or an assignee, the circumstances described in clause (1) would exist.

MATERIAL COVENANTS

         The indenture contains, among others, the following covenants:

         LIMITATION ON LIENS. We will not, and will not permit any Restricted Subsidiary to create, incur, assume or allow to exist any lien upon any of our respective properties, assets or revenues, to secure any debt without making effective provision for securing the notes and, if we shall so determine, any other debt of either or both of the issuers which is not lesser in right of payment to the notes. We shall secure any of those notes:

       (1) equally and ratably with or prior in right of payment to the debt secured by our property or assets for so long as the debt shall be secured, or

       (2) if payment on the debt is made only after payments on the notes, prior in right of payment to the debt secured by our property or assets for so long as that debt shall be secured.

These restrictions will not apply to Permitted Liens (as defined in the indenture), which shall include:

       (1)    liens securing only the notes or the guarantee;

       (2) liens in favor of only the issuers, the guarantor or a Restricted Subsidiary;

       (3)    liens existing on the date of the indenture;

       (4) liens on property of a Person existing at the time that Person is merged into or combined with either issuer or a Restricted Subsidiary, or becomes a Restricted Subsidiary of either issuer, and not in anticipation of or in connection with the merger or combination, provided that the debt secured by the lien is otherwise permitted to be incurred under the indenture;


       (5) liens on property existing immediately prior to the time of the acquisition of that property from a person that is not a director, officer, significant shareholder or other person closely related to the issuers and not incurred in anticipation of or in connection with the financing of the acquisition of the property, provided that the debt secured by the lien is otherwise permitted to be incurred under the indenture;

       (6) liens to secure debt incurred to finance all or any part of the purchase price or the cost of construction or improvement of the property subject to the liens and, in the case of a Restricted Subsidiary all or substantially all of whose assets consist of the property, any lien on ownership interests or investments in the Restricted Subsidiary incurred in connection with the acquisition or construction of the property, and the incidence of the debt is otherwise permitted under the indenture and the debt is incurred prior to, at the time of, or within 180 days after, the acquisition of the property, the completion of the construction or the making of the improvements;


       (7) liens on property of the issuers or any of their Restricted Subsidiaries in favor of the United States of America or any state of the United States, or any instrumentality of either, to secure certain payments in accordance with any contract or statute;

       (8) liens for taxes or assessments or other governmental charges or levies which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted or for which a reserve or other appropriate provision, if any, as shall be required in accordance with GAAP shall have been made;

       (9) liens to secure obligations under workmen's compensation, temporary disability, social security, retiree health or similar laws or under unemployment insurance;

       (10) liens incurred to secure the performance of statutory obligations, bids, tenders, leases, contracts, other than contracts for the repayment of debt, surety or appeal bonds, performance or return-of-money bonds or other similar obligations incurred in the ordinary course of business;

       (11) judgement and attachment liens not giving rise to a Default or Event of Default;

       (12) any lien arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods in the ordinary course of business in accordance with industry practice;

       (13) liens securing documentary letters of credit; provided the liens attach only to the property or goods to which the letter of credit relates;

       (14) liens arising from filing financing statements under the Uniform Commercial Code for precautionary purposes in connection with true leases of personal property that are otherwise permitted under the indenture and under which the issuers or any Restricted Subsidiary is a lessee; or

       (15) liens to secure debt incurred to extend, renew, refinance or refund, in whole or in part, debt secured by any lien referred to in clauses (1) through (14) inclusive, so long as

              (a) the lien does not extend to any additional property other than property attributable to improvements, alterations and repairs and

              (b)    the principal amount of the debt secured under this clause
                     (15) shall not exceed the principal amount of debt extended, renewed, refinanced or refunded assuming all available amounts were borrowed plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with the extension, renewal, refinancing or refunding at the time of the extension, renewal, refinancing or refunding.

         In addition, we and our Restricted Subsidiaries may incur a lien to secure any debt, without securing the notes, if, after giving effect to the lien, the sum, without duplication, of

       (1) the aggregate principal amount of all outstanding debt secured by liens incurred by us and our Restricted Subsidiaries with the exception of secured debt which is excluded under clauses (1) through (15) inclusive, described above and

       (2) the aggregate amount of all Attributable Debt of all sale and leaseback transactions involving Principal Properties with the exception of Attributable Debt excluded under clauses (1), (2) and
              (3) described below under "--Limitation on Sale and Leaseback Transactions" does not exceed 15% of Consolidated Net Tangible Assets. That amount is referred to in this prospectus as the "Lien Basket." The Lien Basket, however, shall be reduced, without duplication, by the amount of outstanding Funded Debt incurred from time to time under the Debt Basket (as defined below).

         LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. We will not, and will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction unless either of the following conditions are met:

      (1) (A) the Attributable Debt of the issuers and their Restricted Subsidiaries in respect of the particular sale and leaseback transaction and all other sale and leaseback transactions entered into after October 27, 1998 other than sale and leaseback transactions permitted by paragraph (2) or (3) below,

              PLUS

              (B) the aggregate principal amount of Funded Debt secured by liens on Principal Properties and Restricted Securities then outstanding excluding any Funded Debt secured by Permitted Liens without equally and ratably securing the notes, would not exceed 15% of Consolidated Net Tangible Assets. This amount is referred to in this prospectus as the "Leaseback Basket;" or

       (2) the issuers, within 180 days after the sale or transfer, apply or cause a Restricted Subsidiary to apply an amount equal to the greater of

              (A)    the net proceeds of the sale or transfer or

              (B) the fair market value of the Principal Property that was sold and leased back at the time of entering into the sale and leaseback transaction,

       in either case, as determined by any two of the following: the Chairman, the President, any Vice President, the Treasurer or the Controller of each of the issuers, to the retirement of our debt which has the following characteristics:

              (a) senior or equal in right of payment to the notes or debt of a Restricted Subsidiary and

              (b) having a stated maturity more than 12 months from the date of the application or which is extendible at the option of the obligor on the debt to a date more than 12 months from the date of the application.

         Unless otherwise expressly provided with respect to any one or more series of notes, any redemption of notes under this provision shall not be regarded as a refunding operation or anticipated refunding operation for the purposes of any provision limiting our right to redeem notes of any one or more series when the redemption involves a refunding operation or anticipated refunding operation. The amount to be applied shall be reduced by:

              (a) the principal amount of notes delivered within 120 days after the sale or transfer to the trustee for retirement and cancellation, and

              (b) the principal amount of any of the debt of the issuers or a Restricted Subsidiary, other than notes, voluntarily retired by us or a Restricted Subsidiary within 120 days after the sale or transfer.

         Notwithstanding the preceding discussion, no retirement referred to in this paragraph (2) may be effected by payment at maturity or any mandatory prepayment provision; or

       (3) the issuers, within 180 days prior or subsequent to the sale or transfer, apply or cause a Restricted Subsidiary to apply an amount equal to the net proceeds of the sale or transfer to an investment in another Principal Property; provided, however, that this exception shall apply only if the proceeds invested in the other Principal Property shall not exceed the total acquisition, alteration, repair and construction cost of the issuers or any Restricted Subsidiary in the other Principal Property less amounts secured by any purchase money or construction mortgage on the other Principal Property.

For purposes of this covenant, a "sale and leaseback transaction" shall mean any arrangement with any bank, insurance company or other third-party lender or investor providing for the leasing of any Principal Property, which was or is owned or leased by either of us or a Restricted Subsidiary and which has been or is to be sold or transferred, more than 180 days after the completion of construction and commencement of full operation of that Principal Property by us to that third-party or to any Person to whom funds have been or are to be advanced by that third-party on the security of that Principal Property.

         This provision will not prohibit a lease for a temporary period not to exceed three years, if by the end of the three-year period it is intended that the use of the Principal Property by the lessee will be discontinued.

         LIMITATION ON RESTRICTED SUBSIDIARY FUNDED DEBT. We will not permit any Restricted Subsidiary of ours or of the guarantor to incur any Funded Debt. Any Restricted Subsidiary may, however, incur the following Funded Debt:

       (1) Funded Debt of any Restricted Subsidiary constituting Existing Funded Debt;

       (2) Funded Debt incurred by a Special Purpose Funding Subsidiary, provided that the Restricted Subsidiary remains at all times a Special Purpose Funding Subsidiary;


       (3) Funded Debt owed by a Restricted Subsidiary to the guarantor, any issuer or a Wholly-Owned Subsidiary of either of the guarantor or any issuer; provided that the Funded Debt is at all times held by the guarantor, any issuer or a Person which is a Wholly-Owned Subsidiary of either of us; provided, further, that upon either

              (A) the transfer or other disposition by the guarantor, any issuer or Wholly-Owned Subsidiary of any of this Funded Debt to a Person other than the guarantor, any issuer or another Wholly-Owned Subsidiary of any of us, or

              (B) the issuance, sale, lease, transfer or other disposition of shares, other than directors' qualifying shares, of Capital Stock, including by merger or other business combination of the Wholly-Owned Subsidiary, to a Person other than the guarantor, any issuer or another Wholly-Owned Subsidiary, the provisions of this clause (3) shall no longer be applicable to that Funded Debt and that Funded Debt shall be considered incurred at the time of the transfer or other disposition;

       (4) Funded Debt incurred by a Person before that Person became a Restricted Subsidiary in an acquisition from a person that is not an officer, director, significant shareholder or other person closely related to the issuers whether through a stock acquisition, merger, business combination or otherwise, after October 27, 1998; provided that the Funded Debt was not incurred in anticipation of or in connection with and was outstanding prior to the acquisition;

       (5) Funded Debt incurred in connection with the acquisition, purchase, improvement or development of property or assets used or held by any subsidiary of any issuer prior to, or within 180 days after, the time of that acquisition, purchase, improvement or development;


       (6) Funded Debt incurred to extend, renew, refinance or refund, in whole or in part, any Funded Debt referred to in clauses (1), (4) and (5), provided that the principal amount of the Funded Debt incurred under this clause (6) shall not exceed the principal amount of Funded Debt extended, renewed, refinanced or refunded, plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with the extension, renewal, refinancing or refunding at the time of the extension, renewal, refinancing or refunding; and

       (7) Funded Debt not otherwise permitted under the exceptions described above in an aggregate principal amount which, when aggregated with all other Funded Debt not otherwise permitted under the exceptions described above of all of our Restricted Subsidiaries then outstanding does not exceed 15% of Consolidated Net Tangible Assets. This amount is referred to in this prospectus as the "Debt Basket." The Debt Basket shall be reduced, without duplication, by the amount of debt secured by the Lien Basket and by the amount of Attributable Debt incurred under the Leaseback Basket, in each case to the extent that secured debt and that Attributable Debt may from time to time be outstanding.

EVENTS OF DEFAULT

         The following are Events of Default with respect to any series of notes offered under the indenture:

       (1) default in the payment of any interest on the notes of that series, or any related coupon, when the interest or coupon becomes due and payable, which default continues for a period of 30 days;

       (2) default in the payment of the principal of or premium, if any, on the notes of that series at their maturity which default continues for a period of five business days;

       (3) default in the performance, or breach, of any covenant or agreement of the issuers or the guarantor in the indenture which affects or is applicable to the notes of that series other than a default in the performance, or breach of a covenant or agreement which is specifically dealt with elsewhere, which default or breach continues for a period of 60 days after there has been given, by registered or certified mail, to the issuers or the guarantor, by the trustee or to the issuers or the guarantor and the trustee for that series of notes by the holders of at least 25% in principal amount of all Outstanding notes of that series a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the indenture;


       (4) an event of default shall have occurred under any mortgage, bond, indenture, loan agreement or other document evidencing any Debt of any issuer or any Restricted Subsidiary of any issuer, which Debt is outstanding in a principal amount in excess of $25,000,000 in the aggregate, and the default results in the Debt becoming, whether by declaration or otherwise, due and payable prior to the date on which it would otherwise become due and payable or a default in any payment when due at final maturity of that Debt;

       (5) any Person entitled to take the actions described in this section, after the occurrence of any event of default under any agreement or instrument evidencing any Debt in excess of $25,000,000 in the aggregate of any issuer or any Restricted Subsidiary of any issuer, shall commence judicial proceedings to foreclose upon our assets or assets of any of our subsidiaries having an aggregate value in excess of $25,000,000, or shall have exercised any right under applicable law or applicable security documents to take ownership of those assets in lieu of foreclosure;

       (6) final judgments or orders rendered against any of us or any Restricted Subsidiary which require the payment in money, either individually or in an aggregate amount, that is more than $25,000,000 and either


              (a) an enforcement proceeding shall have been commenced by any creditor upon that judgment or order or

              (b) there shall have been a period of 60 days during which a stay of enforcement of the judgment or order, by reason of pending appeal or otherwise, was not in effect;

       (7)    the entry of a decree or order by a court with jurisdiction


              (a) adjudging any of the issuers or the guarantor as bankrupt or insolvent,

              (b) adjustment or composition of or in respect of any of the issuers or the guarantor approving as properly filed a petition seeking reorganization, arrangement under the Federal Bankruptcy Code or any other applicable federal or state law,

              (c) appointing a receiver, liquidator, assignee, trustee, sequestrator or other similar official of any of the issuers or the guarantor or of any substantial part of our respective properties, or


              (d)    ordering the winding up or liquidation of our affairs,

              which decree or order remains unstayed and in effect for a period of 90 consecutive days;


       (8)    any of the issuers or the guarantor


              (a) institute proceedings to be adjudicated a bankrupt or insolvent,

              (b) consent to the institution of bankruptcy or insolvency proceedings against either of them,

              (c) file a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable federal or state law,

              (d)    consent to the filing of the petition described in clause
                     (c) or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or other similar official of any of them or of any substantial part of their respective properties,

              (e)    make an assignment for the benefit of creditors, or

              (f) admit in writing our inability to pay our debts generally as they become due; and

       (9) the guarantee ceases to be in full force and effect or is declared null and void or the guarantor denies that it has any further liability under the guarantee, or gives notice to that effect other than by reason of the termination of the indenture or the release of the guarantee in accordance with the indenture.

         If an Event of Default other than an Event of Default of the type described in clauses (7) and (8) above shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the Outstanding notes of that series may declare the principal of all notes of that series to be due and payable immediately.

         If an Event of Default specified in clause (7) or (8) above shall occur and be continuing, then the principal of all of the notes shall be due and payable immediately without any declaration or other act on the part of the trustee or any holder.

         In certain cases, the holders of a majority in principal amount of the Outstanding notes of any series may on behalf of the holders of all notes of that series withdraw a declaration of acceleration.

         The trustee will not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the indenture. No holder of notes of any series may institute any proceedings, judicial or otherwise, to enforce the indenture except in the case of failure of the trustee, for 60 days, to act after it has received a request to enforce the indenture. In the case of an Event of Default other than the type described in clauses (7) and (8), holders of at least 25% in aggregate principal amount of the then outstanding notes of that series must request the trustee to act. In the case of an Event of Default of the type described in clauses (7) and (8) above, holders of at least 25% in aggregate principal amount of all of the notes then outstanding must request the trustee to act and offer the trustee reasonable indemnity.

         This provision will not prevent any holder of notes from enforcing payment of the principal on the notes and any premium and interest on the notes at the respective due dates. The holders of a majority in aggregate principal amount of the notes of any series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on it with respect to the notes of that series.

         The trustee may, however, refuse to take any action that it determines may not lawfully be taken or would be illegal or conflict with the terms of the indenture or involve it in personal liability or which would be unjustly prejudicial to holders not joining in the action.

         The trustee will, within 90 days after the occurrence of a default with respect to the notes of any series, give to the holders of notes of that series notice of default, if the default has not been cured or waived. Except in the case of a default in the payment of principal of or any premium or interest on any note, or in the payment of any installment in respect of any fund required to be set aside for the payment of any note, the trustee shall be protected in withholding that notice if it determines in good faith that the withholding of the notice is in the interest of the holders of the notes.

         We will be required to file with the trustee annually an officers' certificate as to compliance with all conditions and covenants under the terms of the indenture.

MODIFICATION AND WAIVER

         Subject to certain exceptions, we, along with the guarantor and the trustee, may modify or amend the indenture, including the guarantee, only with the consent of the holders of a majority in principal amount of the outstanding notes of each series affected by the modification or amendment. However, no modification or amendment may, without the consent of the holder of each outstanding note affected thereby:

       (1) change the stated maturity of the principal of or any premium or any installment of interest on any note, or reduce the principal amount of any note or any premium or the rate of any interest on any note, or change any obligation of the issuers to pay additional amounts contemplated by the indenture, with limited exceptions, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the maturity of the note or the amount of the note provable in bankruptcy; or

       (2) adversely affect any right of repayment at the option of any holder of notes, or change any place of payment where or the currency in which the notes or any premium or interest on the notes is payable;

       (3) impair the right to institute suit for the enforcement of any payment on or after the stated maturity of the notes or, in the case of redemption or repayment at the option of the holder, on or after the redemption date or repayment date;

       (4) adversely affect any right to exchange any note provided in the indenture;

       (5) reduce the percentage in principal amount of the outstanding notes of any series, the consent of whose holders is required for any supplemental indenture, for any waiver of compliance with certain provisions of the indenture which affect the notes or certain defaults applicable to the notes and their consequences provided for in the indenture;

       (6) reduce the requirements under the indenture for quorum or voting with respect to any series of notes;

       (7) modify any of the provisions of Sections 902, 513 or 1011 of the indenture, except to increase that percentage or to provide that certain other provisions of the indenture which affect the notes cannot be modified or waived without the consent of the holder of each outstanding note affected thereby;

       (8) modify the ranking or priority of any series of notes or the guarantee; or

       (9) release the guarantor from any of its obligations under the guarantee or the indenture other than in accordance with the terms of the indenture.

         We, along with the guarantor and trustee, may amend the indenture without the consent of any holder of notes, to:

       (1)    cure any ambiguity, omission, defect or inconsistency;

       (2) provide for the assumption by a successor corporation of the obligations of the issuers or the guarantor under the indenture;

       (3)    add guarantees or collateral security with respect to the notes;

       (4) add to the covenants of the issuers for the benefit of the holders or to surrender any right or power conferred upon the issuers or the guarantor;

       (5) make any change that does not adversely affect the rights of any holder; or

       (6) comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939.


         We may choose in some instances not to comply with a term, provision or condition contained in notes of one series, if the holders of at least a majority in principal amount of the notes of each series affected by our noncompliance, waive our compliance with that term, provision or condition. The waiver shall only extend to or affect that term, provision or condition to the extent it is expressly waived. Until the waiver becomes effective, our obligations and the duties of the trustee to those holders with respect to that term, provision or condition shall remain in full force and effect. The holders of:


       o a majority in principal amount of the outstanding notes of any series in the case of an Event of Default specified in (1), (2),
              (3) or (6) in "--Events of Default," above

       o or of all then outstanding notes in the case of an Event of Default specified in (4) or (5) in "--Events of Default," above may, on behalf of those holders, waive any past default under the indenture with respect to those notes except a default in the payment of the principal of or any premium or any interest on the notes and except a default in respect of a covenant or provision the modification or amendment of which would require the consent of the holder of each outstanding note of each series affected by that modification or amendment..

MERGER, CONVEYANCE, TRANSFER OR LEASE

         We may not enter into any merger or other business combination, or liquidate, wind up or dissolve, or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all of our respective property, business or assets, except:


       (1) any subsidiary of any of the issuers may be merged or combined with or into

              (a) any of the issuers, if the issuer involved in the transaction is the continuing or surviving corporation, or

              (b) any one or more wholly-owned subsidiaries of any issuer, if the wholly-owned subsidiary or subsidiaries involved in the transaction is the continuing or surviving corporation;

       (2) the issuers or any wholly-owned subsidiary of the issuers may sell, lease, transfer or otherwise dispose of any or all of their assets upon voluntary liquidation, or otherwise, to any of the issuers or any other wholly-owned subsidiary of the issuers or may sell, lease, transfer or otherwise dispose of any or all of their assets upon voluntary liquidation, or otherwise, to any non-wholly-owned subsidiary of the issuers for fair market value;


       (3) any non-wholly-owned subsidiary of the issuers may sell, lease, transfer or otherwise dispose of any or all of its assets upon voluntary liquidation, or otherwise, to the issuers or any wholly-owned subsidiary of the issuers for fair market value or may sell, lease, transfer or otherwise dispose of any or all of its assets upon voluntary liquidation, or otherwise, to any other non-wholly-owned subsidiary of the issuers; and


       (4) the issuers or any subsidiary of any of the issuers may be merged or combined with or into another entity.

Any of the transactions discussed above may occur only if no Default or Event of Default shall have occurred and be continuing or would occur as a result of the transaction. If the issuer involved in the transaction is not the continuing or surviving corporation, the continuing or surviving corporation shall succeed to the indenture.

         The guarantor may not merge with or into any other entity or convey, sell, assign, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any other entity other than any of the issuers unless:

       (1) the entity formed by or surviving the merger, if other than the guarantor, or to which the properties and assets are transferred assumes all of the obligations of the guarantor under the indenture and the guarantee, in a supplemental indenture in form and substance satisfactory to the trustee;

       (2) immediately after giving effect to the transaction, no Default or Event of Default has occurred and is continuing; and

       (3) the guarantor delivers, or causes to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an officers' certificate and an opinion of counsel, each stating that the transaction complies with the requirements of the indenture.

PAYMENT OF ADDITIONAL AMOUNTS

         Any amounts paid by the issuers, or their assignee or successor, will be paid without deduction for taxes collected for the account of the United Kingdom or the foreign jurisdiction of incorporation or residence of any assignee of the issuers or any successor to either issuer or the guarantor. We refer to these foreign jurisdictions of incorporation or residents in this prospectus as an "Other Jurisdiction." If, at any time, the United Kingdom or an Other Jurisdiction requires those deductions, the issuers, their assignee or any relevant successor will pay additional amounts in respect of principal, premium or interest as may be necessary so that the net amounts paid to the holders of the notes or the trustee under the indenture, after the deduction, shall equal the respective amounts of principal, premium or interest to which those holders or the trustee are entitled. We refer to these additional amounts in this prospectus as "Additional Amounts." The preceding discussion shall not apply to

       (1) any taxes which would not have been so imposed but for the fact that the holder or beneficial owner of the relevant note is or has been a domiciliary, national or resident of, has been engaged in business, has maintained a permanent establishment, or is or has been physically present in, the United Kingdom or the Other Jurisdiction, or otherwise has or has had some connection with the United Kingdom or the Other Jurisdiction other than the holding or ownership of a note, or the collection of principal of, premium and interest on, or the enforcement of, a note or the guarantee,

       (2) any taxes which would not have been so imposed but for the fact that the relevant note was presented more than thirty days after the date the payment became due or was provided for, whichever is later,

       (3) any taxes or charges which are payable otherwise than by deduction or withholding on or in respect of the relevant note or guarantee,


       (4) any taxes which would not have been so imposed but for the holder's failure to comply with any reporting requirements concerning the nationality, residence, identity or connection with the United Kingdom or the Other Jurisdiction or any other relevant jurisdiction of the holder or beneficial owner of the relevant note,

       (5)    any taxes

              (A) which would not have been imposed if the beneficial owner of the relevant note had been the holder of that note, or

              (B) which, if the beneficial owner of that note had held the note as the holder of that note, would have been excluded under clauses (1) through (4) above, or

       (6) any estate, inheritance, gift, sale, transfer, personal property or similar tax.

         We are not required to pay Additional Amounts with respect to the notes or the guarantee due to any deduction requirement imposed by any governmental unit other than the United Kingdom or an Other Jurisdiction.

DEFEASANCE

         With respect to any series of notes, we, at our option, may be discharged from any and all obligations in respect of that series of notes except for our obligations to replace stolen, lost or mutilated notes, maintain paying agencies, and hold money for payment in the defeasance trust. This is referred to as "legal defeasance." We may also terminate our obligations with respect to certain covenants in the indenture and any other specified covenants with respect to that series of notes. This is referred to as "covenant defeasance."

         In order to exercise either of these defeasance options, we must deposit with the trustee, in trust, money or government obligations, an adequate amount for the payment of principal, including any mandatory installment payments in respect of any fund to be set aside for the payment of principal, and interest on, the outstanding notes of the relevant series on the dates those payments are due.

         We must also deliver to the trustee the following:

       (1) an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the notes of that series to recognize income, gain or loss for federal income tax purposes;

       (2) in the case of a legal defeasance only, the opinion of counsel must be based on either a ruling received from or published by the United States Internal Revenue Service or other change in applicable federal income tax law to that effect; and

       (3) an officer's certificate stating that no Event of Default with respect to that series of notes has occurred and is continuing.

BOOK-ENTRY; DELIVERY AND FORM

         GENERAL. Except as described below, the notes will not be represented by physical certificates. Instead, the notes will be in the form of one or more fully registered global notes. Each global note will be deposited with the trustee, as custodian for, and registered in the name of DTC or a nominee of DTC. The old notes, to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through electronic transfer through DTC's Automated Tender Offer Program.

         Notes that are issued as described below under "--Physical Notes" will be issued as physical certificates. Upon the transfer of a note of any series issued as physical certificates, that note will be exchanged for an interest in the global note representing the principal amount of notes being transferred, unless the global notes for that series have previously been exchanged for physical certificates.

         THE GLOBAL NOTES.  We expect that in accordance with DTC's procedures:

       (1) upon deposit of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of the individual beneficial interests represented by the global notes to the respective accounts of persons who have accounts with DTC and

       (2) ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through:

              o records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC ("participants") and

              o the records of participants with respect to interests of persons other than participants.

         So long as DTC, or its nominee, is the registered owner or holder of the global notes, DTC or the nominee will be considered the sole record owner or holder of the notes represented by the global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC's procedures and the requirements of the indenture.

         We will make payments of the principal of, or premium and interest on, the global notes to DTC or its nominee, as the registered owner of the global notes. None of the issuers, the trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

         We expect that DTC or its nominee, upon receipt of any payment of the principal of, or premium and interest on, the global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for those customers.
Those payments will be the responsibility of those participants.

         Transfers between participants in DTC will be effected in accordance with DTC's procedures and will be settled in immediately available funds. If a holder requires physical delivery of the notes for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge the notes, the holder must transfer its interest in the global notes in accordance with DTC's normal procedures and the procedures described in the indenture.

         DTC has advised the issuers and the guarantor that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account interests in the global notes are credited and only in respect of the aggregate principal amount of notes as to which that participant has given direction. However, if there is an Event of Default under the indenture, DTC will exchange the global notes for physical notes, which it will distribute to its participants.

         DTC has advised the issuers and the guarantor as follows:

       (1) DTC is a limited purpose trust company organized under the laws of the State of New York,

       (2)    a member of the Federal Reserve System,

       (3) a "clearing corporation" within the meaning of the Uniform Commercial Code and


       (4) a "clearing agency" registered under the provisions of Section 17A of the Exchange Act.


DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic entries in its participants' accounts. This system eliminated the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and clear through or maintain a custodial relationship with a participant ("indirect participants").

         Although DTC and its participants are expected to follow these procedures in order to facilitate transfers of interests in the global notes among participants, they are under no obligation to perform these procedures, and the procedures may be discontinued at any time. Neither the issuers nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

         PHYSICAL NOTES. Notes issued as physical certificates are referred to in this prospectus as "physical notes." These physical notes will be exchangeable or transferable for global notes if:

       (1) DTC notifies us that it is unwilling or unable to continue as depositary for the global notes, or DTC ceases to be a "clearing agency" registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days, or

       (2) we, in our discretion, at any time determine not to have all of the notes represented by a global note or

       (3) an Event of Default has occurred and holders of more than 25% in aggregate principal amount of the notes at the time outstanding represented by global notes advise the trustee through DTC or a successor depositary in writing that the continuation of an electronic system through DTC or the successor depositary with respect to the global notes is no longer required.

Upon the occurrence of any of the above events, we will cause the appropriate physical notes to be delivered.

THE TRUSTEE

         Unless an Event of Default has occurred and is continuing, the trustee will only perform those duties specifically described in the indenture. If an Event of Default has occurred and is continuing, the trustee will exercise the rights and powers given to it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of that person's own affairs.

         If the trustee becomes a creditor of any issuer or the guarantor, the indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference in the indenture limit the trustee's rights to obtain payment of claims in certain cases or, to realize on certain property received by it in respect of those claims, as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate the conflict or resign.

PAYMENT

         All payments of principal, any premium, and interest on the notes will be made by the issuers in immediately available funds.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

         No director, officer, employee, incorporator or stockholder of the issuers or the guarantor shall have any liability for any obligations of the issuers or the guarantor under the guarantee, any series of notes or the indenture or for any claim based on, in respect of, or by reason of, the obligations or their creation. Each holder of notes by accepting a note waives and releases those persons from that liability. The waiver and release are part of the consideration for issuance of the notes and the guarantee. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that this waiver is against public policy.

TRANSFER

         The notes will be issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. The issuer may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

GOVERNING LAW

         The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York to the extent that the application of the law of another jurisdiction would not otherwise be required.

CERTAIN DEFINITIONS

         The following are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms, as well as any other terms used in this prospectus for which no definition is provided.


         "ATTRIBUTABLE DEBT" means, as to any particular lease under which any of the issuers or any Restricted Subsidiary is at the time liable for a term of more than 12 months, at any date as of which the amount of the debt under the lease is to be determined, the total net amount of rent required to be paid by either the issuers or any Restricted Subsidiary under that lease during the remaining term of the lease (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates of that rent to that date at the yearly rate equivalent to the interest rate inherent in the lease. The net amount of rent required to be paid under any lease for any period shall be:


       o the aggregate amount of the rent payable by the lessee with respect to that period EXCLUDING

       o amounts required to be paid on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents.

In the case of any lease which is terminable by the lessee upon the payment of a penalty, the net amount of rent shall include the lesser of

       (1) the total discounted net amount of rent required to be paid from the later of the first date upon which the lease may be so terminated or the date of the determination of the net amount of rent, as the case may be, and

       (2) the amount of the penalty in which event no rent shall be considered as required to be paid under the lease subsequent to the first date upon which it may be so terminated.

         "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets appearing on our most recent Consolidated balance sheet of, prepared in accordance with GAAP after deducting from those assets

       (1) all current liabilities excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor on those liabilities to a time more than 12 months after the time as of which the amount of those liabilities is being computed and

       (2) all goodwill, trade names, trademarks, patents, unamortized debt discount less unamortized premium and expense and other like intangibles.

         "CONSOLIDATION" means, with respect to any Person, the consolidation of the accounts of that Person and each of its subsidiaries if and to the extent the accounts of that Person and each of its subsidiaries would normally be consolidated with those of that Person, all in accordance with GAAP. The term "Consolidated" shall have a similar meaning.

         "CREDIT FACILITY" means the Credit Agreement, dated as of December 12, 1996, among USI American Holdings, Inc., USI Funding, Inc., as borrowers, U.S. Industries, as guarantor, Bank of America Illinois, as Issuing Bank and Swingline Bank, the additional financial institutions named in that agreement, as lenders, Bank of America National Trust and Savings Association, as Agent, and BA Securities, Inc., as Arranger, as that agreement may be amended from time to time or any one or more renewals, extension, refinancings, or refundings of that facility.

         "DEBT" means (without duplication) indebtedness for borrowed money evidenced by notes, bonds, debentures or other similar instruments, and any contingent or other obligations arising under any guarantee or similar instrument with respect to the debt.

         "DEPOSITORY TRUST COMPANY" or "DTC" means The Depository Trust Company, its nominees, and their respective successors.

         "EXISTING FUNDED DEBT" means all Funded Debt other than Funded Debt outstanding under the Credit Facility existing on the date of the indenture.

         "FUNDED DEBT" means Debt that by its terms

       (1) matures more than one year from the date of original issuance or creation or

       (2) matures within one year from that date but is renewable or extendible at the option of any obligor to a date more than one year from that date.

         "GAAP" means generally accepted accounting principles described in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in other statements by any other entity as approved by a significant segment of the accounting profession in the United States, from time to time.

         "GOVERNMENT OBLIGATIONS" means securities which are:

       (1) direct obligations of the government which issued the Currency in which the notes are payable; or

       (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the Currency in which the notes are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such Currency and are not callable or redeemable at the option of the issuer of such obligations and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.
         "GUARANTEE" means the unconditional guarantee by the guarantor, in accordance with Article 12 of the indenture, which is subject to release under certain circumstances as described in this prospectus.

         "LIEN" means any pledge, mortgage, lien, charge, encumbrance or security interest.

         "MATURITY", when used with respect to any note, means the date on which the principal of that note or an installment of principal becomes due and payable as provided in that note or the indenture, whether at the stated maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

         "ORIGINAL ISSUE DATE" means October 27, 1998, the date on which the notes were originally issued.

         "ORIGINAL ISSUE DISCOUNT SECURITY" means any note that provides for an amount less than the principal amount of the note to be due and payable upon a declaration of acceleration of the Maturity of the note under Section 502 of the indenture.

         "PAYING AGENT" means any Person authorized by the issuers to pay the principal of or any premium or any interest, on any notes on behalf of the issuers.

         "PLACE OF PAYMENT" means New York City, New York.

         "PRINCIPAL PROPERTY" means any manufacturing plant or warehouse, together with the land upon which it is erected and fixtures comprising a part of that plant or warehouse, owned by either of the issuers or any Restricted Subsidiary and located in the United States, the gross book value without deduction of any reserve for depreciation of which on the date as of which the determination is being made is an amount which exceeds 1% of Consolidated Net Tangible Assets, other than that manufacturing plant or warehouse or any portion of that plant or warehouse together with the land upon which it is erected and fixtures comprising a part of that plant or warehouse which, in the opinion of the Board of Directors, is not of material importance to the total business conducted by the issuers and their subsidiaries, taken as a whole.

         "RESTRICTED SUBSIDIARY" means each subsidiary other than Unrestricted Subsidiaries.


         "SPECIAL PURPOSE FUNDING SUBSIDIARY" means a direct Wholly-Owned Subsidiary of any of the issuers:

       (1) that serves as a cash management company for any of the issuers and its respective subsidiaries and has no other material operations or business,


       (2) that for every transfer of funds to it, records a corresponding liability on its books and records to the transferor of those funds, and

       (3)    whose assets do not materially exceed its liabilities.


         "STATED MATURITY", when used with respect to any note or any installment of principal of such note or interest on such note, means the date specified in such note as the fixed date on which the principal of such note or such installment of principal or interest is due and payable, as such date may be extended under the provisions of Section 308 of the indenture.


         "TRUSTEE" means The First National Bank of Chicago until a successor trustee shall have become trustee in accordance with the applicable provisions of the indenture, and thereafter "trustee" shall mean or include each Person who is then a trustee under the indenture.


         "UNRESTRICTED SUBSIDIARY" means any subsidiary of any of the issuers that:


       (1) is organized under the laws of a jurisdiction other than a jurisdiction in the United States of America,


       (2) does not constitute a "significant subsidiary" of U.S. Industries within the meaning of Rule 1-02(w) of Regulation S-X under the Exchange Act or any successor provision or

       (3) in the case of USI Atlantic, USI American Holdings and USI Global Corp., is or is acting as a co-issuer or guarantor of any indebtedness of U.S. Industries that is pari passu in right of payment with the indebtedness under the notes.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of taxation intended as a summary of the material income tax consequences generally applicable to the exchange offer. The statements of United States tax law discussed below are based on the laws, regulations and administrative and judicial decisions applicable as of the date of this prospectus, and are subject to any changes in relevant United States authorities occurring after that date. Any of those changes could be retroactive and could affect the continuing validity of this discussion.

         Persons considering the exchange of old notes for registered notes in the exchange offer should consult their own tax advisors concerning the application of United States federal income tax laws, as well as the laws of any state, local, or other taxing jurisdiction applicable to their particular situations.

UNITED STATES FEDERAL INCOME TAXATION


         The exchange of the old notes for registered notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. As a result, there will be no federal income tax consequences to a holder exchanging an old note for a registered note in the exchange offer. A holder will have the same adjusted basis and holding period in the registered notes as it had in the old notes immediately before the exchange.


         The preceding paragraph summarizes the material U.S. federal income tax consequences associated with the exchange of the old notes for registered notes in the exchange offer. This summary applies only to those persons who are the initial holders of old notes, who acquired old notes for cash and who hold old notes as capital assets, and assumes that the old notes were not issued with "original issue discount," as defined in the Internal Revenue Code of 1986. This summary also does not address the U.S. federal income tax consequences of the exchange of notes not held as capital assets within the meaning of Section 1221 of the Code, or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the notes as part of a "straddle", a "hedge" against currency risk or a "conversion transaction", persons that have a "functional currency" other than the U.S. dollar and investors in pass-through entities. It also does not address any consequences arising under U.S. federal gift and estate taxes or under the tax laws of any state, local or foreign jurisdiction.

UNITED KINGDOM INCOME TAXATION


         Payments of principal and interest on registered notes by USI Atlantic under the guarantee received by a beneficial owner not otherwise taxable in the United Kingdom will generally be exempt from United Kingdom tax. However, USI Atlantic's understanding of current Inland Revenue practice is that where a United Kingdom company, including a company considered to be a United Kingdom "dual resident" for tax purposes such as USI Atlantic, is obliged to make a payment of interest under a guarantee which in default would be enforced in the United Kingdom, that payment will have a United Kingdom source. Accordingly, the payment will be subject to United Kingdom withholding tax in the absence of an available exemption under an applicable tax treaty or convention. This exemption should be available under the tax treaty between the United States and the United Kingdom to beneficial owners of registered notes who timely satisfy the conditions for that exemption and who comply with the relevant administrative arrangements. If, however, an exemption is not available and a United Kingdom withholding tax is imposed on a payment in respect of interest or any additional interest under the guarantee, subject to the exceptions discussed above under "Description of the Registered Notes--Payment of Additional Amounts," the issuers or the guarantor or their successors or assigns, will be obligated to pay or cause to be paid the Additional Amounts in respect of the relevant interest as may be necessary in order that the net amount of interest paid to a holder of a registered note shall equal the amount of interest to which the holder is entitled. If the issuers or the guarantor are required to pay Additional Amounts by reason of current Inland Revenue practice, the issuers may redeem the notes in accordance with the provisions described under "Description of the Registered Notes--Redemption in Circumstances Involving Taxation."

         Beneficial owners of registered notes should consult their own tax advisors as to the conditions for exemption and the relevant administrative arrangements.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

         The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that the issuers prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are effected. Accordingly, any resale of the notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or in accordance with a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

REPRESENTATIONS OF PURCHASERS

         Each purchaser of notes in Canada who receives a purchase confirmation will be considered to represent to the issuers and the dealer from whom the purchase confirmation is received that:

       (1) the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

       (2) where required by law, the purchaser is purchasing as principal and not as agent and

       (3) the purchaser has reviewed the text above under "--Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

         The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws. Following a decision of the U.S. Supreme Court, it is possible that Ontario purchasers will not be able to rely upon the remedies set out in Section 12(2) of the United States Securities Act of 1933 where securities are being offered under a U.S. private placement memorandum such as this document.

ENFORCEMENT OF LEGAL RIGHTS

         All of the issuers' directors and officers as well as the experts named in this prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or those persons. All or a substantial portion of the assets of the issuer and those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or those persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

         A purchaser of notes to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any notes acquired by the purchaser in the exchange offer. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the issuers. Only one report must be filed in respect of notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

         Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and with respect to the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

                                  LEGAL MATTERS


         The validity of the registered notes and the registered guarantees have been passed upon for U.S. Industries, USI Global Corp., USI Atlantic and USI American Holdings by Weil, Gotshal & Manges LLP, New York, New York.


                                     EXPERTS


         The consolidated financial statements and schedule of U.S. Industries included in its Annual Report on Form 10-K/A for the year ended October 3, 1998, have been audited by Ernst & Young LLP, independent auditors, as stated in their report included in the Annual Report and which is incorporated in this prospectus by reference. Their report as to the years ended September 30, 1997 and 1996, is based in part on the report of PricewaterhouseCoopers LLP. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report given on the authority of Ernst & Young LLP and PricewaterhouseCoopers LLP as experts in accounting and auditing.

                              U.S. INDUSTRIES, INC.


                                USI GLOBAL CORP.


                           USI AMERICAN HOLDINGS, INC.

                               USI ATLANTIC CORP.




                                  $250,000,000
                          7-1/8% Senior Notes due 2003





                                   PROSPECTUS




WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL.